BancorpSouth®
2003 Annual Report INC



On the cover. It takes a strong bank to build a strong community. Over the years, as BancorpSouth has grown to become a six-state financial services company, we have never lost sight of our responsibilities to the communities we serve. Our local bank presidents have broad authority to make the kind of decisions which have major impact on their customers and communities.

Year-End Data

- Market presence in six states
- 248 locations
- $10.3 billion in assets

Financial Summary

(Dollars in thousands, except per share amounts)

	2003	2002	% Change
YEAR-END BALANCES			
Total Assets	$10,305,035	$10,189,247	1.1%
Total Deposits	8,599,128	8,548,918	0.6
Loans, Net of Unearned Discount	6,233,067	6,389,385	(2.4)
Shareholders' Equity	868,906	807,823	7.6
FOR THE YEAR			
Net Income	$ 131,134	$ 112,018	17.1%
Return on Average Assets	1.28%	1.13%	13.3
Return on Average Shareholders' Equity	15.50%	13.81%	12.2
PER SHARE			
Net Income: Basic	$ 1.69	$ 1.40	20.7%
Diluted	1.68	1.39	20.9
Dividends	0.66	0.61	8.2
Book Value at Year-End	11.15	10.40	7.2
AVERAGE DILUTED SHARES OUTSTANDING	78,163,647	80,480,627	(2.9)%

To Our Shareholders

We are pleased to report that BancorpSouth achieved another year of substantial growth and profitable operations in 2003, with a 20.9% increase in earnings per diluted share. We produced this strong performance in an economic environment that, like the two previous years, did not offer expanded loan demand. However, throughout the year, we kept the company well positioned to take advantage of any sustained strengthening in the economy and the investment opportunities which would accompany it. Our ongoing program to leverage our strong customer relationships by providing more comprehensive financial services to our core and small-to-mid-size business customers contributed to a record 52.3% increase in BancorpSouth's noninterest revenue.



Aubrey Patterson (left), Chairman of the Board and Chief Executive Officer, and Jim Kelley (right), President and Chief Operating Officer

The growth in noninterest revenue resulted from our multi-year strategy to diversify BancorpSouth's revenue stream and thereby lessen the earnings impact of economic and interest rate cycles that are beyond our control. Noninterest revenue expanded to 54.1% of net interest revenue for 2003, up from 33.6% for 2002 and 38.9% for 2001, the year that the economic downturn began. Strong mortgage banking activity, dramatic insurance revenue increases, and deposit fee revenues played major parts in the overall success story. The success of this strategy contributed significantly to BancorpSouth's having now produced three consecutive years of substantial growth in earnings per diluted share, return on average assets and return on average equity. As a result, and despite the challenging economic environment, BancorpSouth has also enjoyed three consecutive years in which its year-end stock price has risen significantly from the previous year-end.

Growth in noninterest revenue will continue to be a central element of our strategy to enhance long-term shareholder value. We are also encouraged by continuing indications of economic recovery that should provide our traditional banking services with further momentum.

Unique competitive positioning in our six-state market – A key operating tenet at BancorpSouth has always been superior service to our core retail and small-to-mid-size business customers. Even as a major regional bank, we continue to delegate an unusual degree of decision-making authority to our local bank presidents, assuring their ability to provide a level of responsiveness normally associated with community banks. On the other hand, we have leveraged BancorpSouth's size to make the necessary investments in infrastructure and staff to provide an array of increasingly sophisticated and comprehensive products and services. Significant growth in our noninterest revenue is a good measure of the appeal of this unique blend of service and sophistication.

Strong credit quality – A hallmark of BancorpSouth for many years has been our consistently strong credit quality. Given the reality of economic cycles, we believe our conservative lending philosophy is fundamental to long-term growth in shareholder value. As we have expanded our markets, our loan portfolio has become more diversified geographically and by type of loan. We also remain primarily a secured lender. The combination of these attributes with a disciplined adherence to rigorous lending policies enabled BancorpSouth to reduce net charge-offs to 0.33% of average loans for 2003, from 0.41% for 2002. Even though we reduced our provision for credit losses for 2003 by 14.6%, our allowance for credit losses at the end of 2003 still increased to 4.4 times net charge-offs for 2003 from 3.4 times for 2002. Such a level obviously provides staunch protection from any future economic downturns.

Noninterest revenue growth opportunity – BancorpSouth's noninterest revenue growth opportunity is both complementary to and dependent on its strengths in traditional banking. Specifically, BancorpSouth's strong customer relationships and its technology infrastructure provide a solid foundation for our strategy to provide our customers a comprehensive package of financial products and services. As we have successfully rolled out these additional services in our markets, we have found that they create greater customer satisfaction in our existing relationships and provide exciting new avenues to expand our base.

For 2003, our growth in noninterest revenue reflected eight-fold growth in mortgage lending revenues, as well as increases of 152.2% in securities gains, 68.4% in insurance commissions, 25.7% in service charges and 25.4% in other noninterest revenues. In addition to a $5.7 million recovery of a previously recorded impairment charge against our mortgage servicing asset, our mortgage lending revenue was driven by origination fees from the record $1.2 billion in mortgage originations achieved for 2003. These increased 18.2% over the $1.0 billion originated for the previous record year, 2002. After originating more than $3.0 billion in mortgage loans over the last three years of falling mortgage interest rates, we had a substantially larger mortgage servicing portfolio of $2.84 billion at the end of 2003 compared with $2.22 billion at the end of 2000. We also have reduced the prepayment risk on the portfolio through a significant reduction in its weighted average interest rate during this period, resulting in a more predictable source of long-term future revenue.

With an improving economy creating an upward bias in interest rates, we expect mortgage origination volume to slow in 2004. However, we are expanding our mortgage origination network, and we expect further growth in other noninterest revenue streams. In particular, we expect the acquisitions of two leading insurance agencies in Baton Rouge, LA and Little Rock, AR which closed in the second and third quarters of 2003, respectively, to drive insurance commissions to a record level for 2004.

Efficient, centralized back office – BancorpSouth continues to benefit from its strategic initiative to centralize "back office" operations. The substantial infrastructure investment made to create a single technology platform for all our locations differentiates BancorpSouth from many other banks that have expanded through acquisitions of community banks and that continue to operate separate, non-integrated systems. As we have grown, our ability to empower our bank presidents with decision-making authority has been greatly enhanced by centralized loan processing, administration and credit quality review. In addition, the platform is essential to the successful delivery of our increasing array of products and services. Because we can scale this infrastructure, we are confident BancorpSouth's further growth will leverage our investment with an even more positive impact on profit margins.

Strong stock repurchase and cash dividend history – BancorpSouth has consistently focused on increased shareholder value through an active stock repurchase program and a history of steadily increasing cash dividends. During 2003, BancorpSouth repurchased 1,070,900 shares of its common stock, completing an existing 4.1 million share repurchase authorization and initiating repurchases under a new 3.9 million share repurchase program authorized by the Board of Directors in April 2003. As of the end of 2003, we had repurchased approximately 8.7 million shares since our first program was introduced in March 2001, 10.4% of our outstanding shares at that time. We have also provided an increased return on our shareholders' investment in BancorpSouth through cash dividends, currently at a $0.72 per share annualized rate, and one which has increased every year for 21 consecutive years.

For 2004, we intend to leverage these organizational strengths primarily through four proven growth strategies. First, we will expand branch operations within our existing six-state market, with a focus on higher growth urban areas. As with most of our new branches in the past year, this expansion will include building out markets in which we already operate, such as Shreveport, LA, Little Rock, AR, and suburban Memphis, TN, and entering new markets on a de novo basis, as we did in Nashville, TN.

Second, we will leverage our strong customer relationships to cross-sell our increasingly comprehensive financial services. While we expect an environment more conducive to expanding the loan portfolio in 2004, we will also focus on further diversifying our revenue stream through growth in noninterest revenues.

Third, we will pursue increased operational efficiencies, both through system refinements and through greater leverage of our centralized back office technology platform.

Fourth, we will continue our proven, long-term strategy of acquisitions and successful integration of those business units. We will consider in-market acquisitions of banks and other financial service companies, such as the two major insurance agency purchases completed in 2003, to strengthen our existing market position. We will also consider transactions in contiguous areas that would provide access to new markets exhibiting significant growth.

The last three years have demonstrated BancorpSouth's ability to implement these strategies successfully, even in a challenging economic environment. While we expect to benefit from an improving economy during 2004, the strength of BancorpSouth's competitive position, proven growth strategies and consistent high performance have been characteristic of BancorpSouth through the years and argue well for the future. We are proud of our skilled and motivated professional associates throughout BancorpSouth, both those who directly serve our customers and those who support the line positions. We also wish to recognize and thank you, our fellow shareholders, for the support your investment in BancorpSouth continues to provide.

Sincerely,

Aubrey B. Patterson
Chairman of the Board,
Chief Executive Officer

James V. Kelley
President,
Chief Operating Officer


BancorpSouth Insurance Services

Our insurance agencies work together to offer a comprehensive package of services from personal lines to highly specialized corporate insurance policies. With the combined capabilities of Ramsey, Krug, Farrell & Lensing; Stewart Sneed Hewes; and Wright & Percy Insurance, we offer protection against financial loss to a very broad range of clients.

More than a regional bank. More than a community bank. BancorpSouth's tradition of local leadership and decision-making allows us to maintain close ties to the communities we serve. At a time when many of our peers have become increasingly centralized in their operation, BancorpSouth maintains a tradition of local leadership and decision-making authority. This community-centered approach allows us to offer a level of one-on-one service that is more typical of a small community bank.

However, unlike smaller banks, we are able to offer the resources and expertise of a regional banking network, with centralized "back office" operating technologies supporting loan processing, administrative and credit quality functions. This platform allows us to offer an increasing array of traditional banking as well as noninterest revenue products and services. By combining the best features of large and small banks, we occupy a unique position within our region. This is a distinction which greatly contributed to our success in 2003 and will serve us well in the future.

Disciplined growth. The people of BancorpSouth have long understood that our transition from traditional banking to a more diversified line of financial services will be a key part of BancorpSouth's long-term success. In this regard, BancorpSouth made great progress in 2003 with the acquisition of two nationally respected insurance agencies in the second and third quarters of the year. Little Rock's Ramsey, Krug, Farrell & Lensing, one of Arkansas' leading insurance agencies, offers our clients a wide range of expertise. Wright & Percy Insurance is Louisiana's oldest and largest independent insurance agency, providing entry into new markets in Baton Rouge, Lake Charles and Alexandria, as well as Shreveport, an existing BancorpSouth market.

Combined with Stewart Sneed Hewes, which became part of BancorpSouth in 1999, these agencies have greatly enhanced BancorpSouth's ability to deliver a broad range of general and specialized insurance products throughout our network. During 2003, approximately $40 million in insurance revenue was generated, allowing BancorpSouth to substantially increase noninterest revenue for the year. We anticipate entering the top 25 of banks reporting insurance revenue for 2004 once a full twelve months of earnings from our new insurance agencies have been reported.



$8,441,697
$9,044,034
$9,395,429
$10,189,247
$10,305,035
1999
2000
2001
2002
2003

Total Assets *in thousands*

New products, opportunities, and initiatives. BancorpSouth continued to expand branch operations within its six-state market area during 2003 with a focus on higher-growth urban markets. New branches were opened in Little Rock, AR, Shreveport, LA, and suburban Memphis, TN. The Company also entered into one of Tennessee's fastest-growing markets with a de novo location in the Nashville suburb of Brentwood.

The historically low mortgage rates of 2003 continued to create unprecedented demand for new and refinanced mortgages. Certainly this translates into increased revenue for BancorpSouth. It is also worth noting that today's mortgage customer may well be tomorrow's



BancorpSouth is committed to making quality education available to all of our communities. In addition to being among the top 50 student loan providers in the nation, BancorpSouth assists with bond issues for schools and universities, promotes financial literacy to students, establishes special college scholarship funds, and partners with local schools through the Adopt-a-School program.

investment, insurance, or corporate banking customer. With that in mind, BancorpSouth's $1.2 billion in new and refinanced mortgages for 2003–another record year at BancorpSouth for mortgage originations–represents considerable opportunity for developing new customer relationships across multiple product lines.


$5,541,961
$6,095,315
$6,073,200
$6,389,385
$6,233,067
1999
2000
2001
2002
2003
Loans, Net of Unearned Discount *in thousands*

During 2003, BancorpSouth successfully introduced an enhanced home equity product, Equity Credit Line, which offers substantial opportunity for BancorpSouth to increase its share of the consumer loan market. While demand for commercial and municipal lending continued to be impacted by a challenging economic environment during 2003, we were able to maintain our credit quality, which has long been a hallmark of BancorpSouth.

Emerging banking channels offered customers new ways to do business with us beyond traditional branch banking services. For instance, stored-value cards were introduced with a holiday-themed gift card campaign, which also promoted BancorpSouth credit and debit cards. Results of the product launch exceeded all expectations, with $1.2 million in gift card sales over a two-month period. Significant increases in debit card and online banking enrollment were also recorded.

Our new branch-based life insurance program allows us to better serve the vast market of customers without sufficient life insurance coverage. With branch-based life, licensed branch personnel can offer customers a quick and easy way to secure the protection they need. The early success of this program has prompted BancorpSouth to accelerate expansion of the program throughout our six-state market during 2004. This is a logical extension of our branch-based annuity program, which had a record year of $111 million in sales.

BancorpSouth's Trust and Asset Management division began an aggressive initiative during 2003 to encourage the referral of high net worth customers from other divisions within the Company. Considering the past results of similar incentive-based referral programs we have adopted, there are very high expectations for continued success in this area.


$102,411
$74,396
$98,463
$112,018
$131,134
1999
2000
2001
2002
2003
Net Income *in thousands*

BancorpSouth initiated a Mystery Shopper program during 2003 to help ensure that a consistently high level of customer service is provided throughout our system. Feedback gathered from customers allows BancorpSouth managers to correct potential problems and reward employees who deliver exemplary service. The program has enabled BancorpSouth to exceed its benchmark goal for service in 2003, with even higher service goals for 2004.



BancorpSouth's size allows us to offer a comprehensive package of cash management and investment services to large corporations, institutions, and associations. BancorpSouth, for example, works with state hospital associations to pool the investments of individual hospitals. This allows hospitals to maximize investment income and reduce costs. Similar services are offered throughout BancorpSouth's six-state region.

BancorpSouth's First Continental Leasing division developed and expanded business in Arkansas, Texas and Louisiana and continued to add high quality customers throughout 2003. First Continental serves businesses and municipalities through fleet financing, construction equipment leasing, and aircraft leases and loans.

Other notable achievements for 2003 include BancorpSouth Investment Services, Inc.'s successful efforts in attracting corporate, institutional and association clients. In Mississippi, for instance, we have helped member hospitals of the Mississippi Hospital Association pool their investments to maximize investment returns and minimize the expense of managing investments within each hospital. The success of this business model has encouraged us to offer similar services to other associations throughout our region.

Technology and multi-channel banking. Technology plays a critical role in virtually every aspect of BancorpSouth's day-to-day operations. In 2003, BancorpSouth's investment in technology allowed us to offer more channels of access to bank services, provide better service, improve efficiency and increase the security of bank transactions.

The BancorpSouth web site was upgraded to offer improved functionality and better coordination with corporate branding efforts, while HomeSite internet banking was converted to a free service. The promise of free internet banking, along with a free trial for bill-pay services, helped BancorpSouth attract new checking account customers.

The BancorpSouth web site also added card management services. Credit card customers can now view statements and pay credit card bills online. Similarly, investment customers can view and manage their brokerage accounts online.

Computer-based training modules were used to train and advance the knowledge and capabilities of BancorpSouth employees. While e-learning will never replace person-to-person training, it has proved to be a cost-effective and convenient way to ensure consistent training throughout the BancorpSouth system.

The long-awaited Check Clearing for the 21st Century Act "Check 21" was signed into law by the federal government in the fourth quarter of 2003. Check 21 will allow banks to exchange checks electronically, improving the overall efficiency of the banking system. Already underway, Check 21 compliance will be completed in 2004. We expect Check 21 to provide savings through faster check clearing times, lower risk and expense due to the transportation of paper checks, greater fraud protection, and reduced paper handling costs. Additionally, Check 21 will offer BancorpSouth opportunities for new retail and commercial services.



$757,111
$789,576
$805,403
$807,823
$868,906
1999
2000
2001
2002
2003

Shareholders' Equity
in thousands



BancorpSouth continues to participate in projects which strengthen our local economies and offer the potential for job creation. In 2003, we contributed to major construction projects throughout the region and provided leadership and funding for important economic development projects.


$7,066,645
$7,480,920
$7,856,840
$8,548,918
$8,599,128
1999
2000
2001
2002
2003

Total Deposits *in thousands*

Community reinvestment and financial literacy. Through the combined efforts of BancorpSouth's approximately 3,800 employees, we are dedicated to improving the quality of life and opportunities available for all people within our communities. In addition to our involvement in charitable and civic organizations, BancorpSouth continues to promote financial literacy and neighborhood revitalization, as well as to provide funding and leadership for industrial development projects and other means of job creation.

The FDIC honored BancorpSouth during 2003 for our systemwide implementation of their Money Smart program, a financial literacy program targeting low- to moderate-income adults. BancorpSouth is the only bank in the Mississippi, Arkansas, Alabama, Tennessee, Texas and Louisiana region to have received this recognition. Our employees also participated in the Jump$tart Coalition's Money Matters workshops, conducting financial literacy workshops for high school students and teachers in Mississippi and Tennessee.

In keeping with the spirit of the Community Reinvestment Act, BancorpSouth gives back to our communities through the sponsorship of home buying and credit workshops, formation of community partnerships offering special loans for low-income home buyers, and participation in programs which help homeless individuals make the transition to home ownership.

Leadership and vision. BancorpSouth continued to provide leadership on a national level within the banking and insurance industries. In September 2003, BancorpSouth Chairman and CEO Aubrey Patterson concluded his tenure as Chairman of the American Bankers Association, the world's largest financial services organization. Also, in the fourth quarter of 2003, Tom Murry, Senior Vice President and Managing Director of BancorpSouth Insurance, assumed the Presidency of the American Bankers Insurance Association.

BancorpSouth has positioned itself for success in the face of a relatively uncertain national economy although by the close of 2003 the economy was showing increasing signs of improvement. No matter what the future may bring, we believe we are in a strong position to pursue continued, profitable growth and are well positioned to capitalize on an improving economy with an eye toward customer service, employee opportunity and shareholder value.


$1.19
$0.88
$1.19
$1.39
$1.68
1999
2000
2001
2002
2003

Diluted Net Income
Per Share


BancorpSouth's
Six-State Footprint
BancorpSouth
- Banking Markets
- Stewart Sneed Hewes Insurance
- Wright & Percy Insurance
- Ramsey, Krug, Farrell & Lensing Insurance
ARKANSAS
TENNESSEE
MISSISSIPPI
ALABAMA
LOUISIANA
TEXAS
Muskogee
Harrison
Fayetteville
Jonesboro
Fort Smith
Conway
Hot Springs
Little Rock
Camden
Texarkana
El Dorado
Monroe
Minden
Ruston
Rayville
Longview
Shreveport
Nacogdoches
Alexandria
Natchez
Baton Rouge
Lafayette
Lake Charles
Beaumont
Houma
New Orleans
Clarksville
Nashville
Cookville
Murfreesboro
Huntingdon
Dyersburg
Jackson
Memphis
Cleveland
Chattanooga
Dalton
Florence
Huntsville
Decatur
Guntersville
Gadsden
Oxford
Tupelo
Grenada
Birmingham
Anniston
Greenwood
Columbus
Tuscaloosa
Louisville
Opelika
Montgomery
Forest
Meridian
Vicksburg
Brandon
Ft. Deposit
Greenville
Grove Hill
Dothan
Evergreen
Hattiesburg
Mobile
Pensacola
Biloxi
Pascagoula

Financial Information 2003

(Dollars in thousands, except per share amounts)	Year Ended December 31 2003	2002	2001	2000	1999
Earnings Summary:					
Interest revenue	$ 526,911	$ 590,418	$ 660,475	$ 669,158	$ 592,340
Interest expense	175,805	218,892	331,093	346,883	280,150
Net interest revenue	351,106	371,526	329,382	322,275	312,190
Provision for credit losses	25,130	29,411	22,259	26,166	17,812
Net interest revenue, after provision for credit losses	325,976	342,115	307,123	296,109	294,378
Noninterest revenue	190,086	124,826	127,998	87,970	101,102
Noninterest expense	322,594	304,985	289,318	271,742	248,333
Income before income taxes	193,468	161,956	145,803	112,337	147,147
Income tax expense	62,334	49,938	47,340	37,941	44,736
Net income	$ 131,134	$ 112,018	$ 98,463	$ 74,396	$ 102,411
Per Share Data:					
Net income: Basic	$ 1.69	$ 1.40	$ 1.19	$ 0.88	$ 1.20
Diluted	1.68	1.39	1.19	0.88	1.19
Cash dividends	0.66	0.61	0.57	0.53	0.49
Book value	11.15	10.40	9.92	9.39	8.84
Balance Sheet – Year-End Balances:					
Total assets	$ 10,305,035	$ 10,189,247	$ 9,395,429	$ 9,044,034	$ 8,441,697
Total securities	3,081,681	2,835,547	2,193,654	2,046,529	2,111,597
Loans, net of unearned discount	6,233,067	6,389,385	6,073,200	6,095,315	5,541,961
Total deposits	8,599,128	8,548,918	7,856,840	7,480,920	7,066,645
Long-term debt	138,498	139,757	140,939	152,049	166,247
Total shareholders' equity	868,906	807,823	805,403	789,576	757,111
Selected Ratios:					
Return on average assets	1.28 %	1.13%	1.06 %	0.85%	1.26%
Return on average equity	15.50 %	13.81%	12.36 %	9.76%	13.89%

Summary of Quarterly Results

(In thousands, except per share amounts)	Quarter Ended Mar 31	June 30	Sept 30	Dec 31
2003				
Interest revenue	$ 137,682	$ 133,194	$ 129,812	$ 126,223
Net interest revenue	90,144	87,069	87,808	86,085
Provision for credit losses	6,522	6,472	4,664	7,472
Income before income taxes	59,015	42,179	50,413	41,861
Net income	39,148	29,241	33,874	28,870
Earnings per share: Basic	0.51	0.38	0.43	0.37
Diluted	0.50	0.37	0.43	0.37
Dividends per share	0.16	0.16	0.16	0.18
2002				
Interest revenue	$ 149,547	$ 148,825	$ 147,508	$ 144,538
Net interest revenue	92,429	94,083	92,622	92,392
Provision for credit losses	6,760	7,215	8,208	7,228
Income before income taxes	43,427	45,112	37,948	35,469
Net income	29,398	30,927	26,072	25,621
Earnings per share: Basic	0.36	0.38	0.33	0.33
Diluted	0.36	0.38	0.33	0.33
Dividends per share	0.15	0.15	0.15	0.16
2001				
Interest revenue	$ 172,940	$ 168,280	$ 163,584	$ 155,671
Net interest revenue	80,398	79,527	83,039	86,418
Provision for credit losses	4,097	4,769	6,852	6,541
Income before income taxes	32,620	34,900	31,033	47,250
Net income	22,319	23,246	21,583	31,315
Earnings per share: Basic	0.27	0.28	0.26	0.39
Diluted	0.27	0.28	0.26	0.38
Dividends per share	0.14	0.14	0.14	0.15

Stock Prices and Dividends

The common stock of BancorpSouth, Inc. (the "Company") trades on the New York Stock Exchange under the symbol BXS. The following table sets forth, for the periods indicated, the range of sales prices of the Company's common stock as reported on the New York Stock Exchange. The Company had 8,793 shareholders of record as of February 20, 2004.

Year	Quarter	High	Low	Cash Dividends Declared Per Share
2003	First	$ 20.30	$ 17.50	$ 0.16
	Second	22.76	18.31	0.16
	Third	22.23	20.29	0.16
	Fourth	24.50	21.92	0.18
2002	First	$ 20.00	$ 15.90	$ 0.15
	Second	22.21	19.37	0.15
	Third	21.10	16.61	0.15
	Fourth	20.19	17.43	0.16

Overview

The Company is a regional bank holding company with approximately $10.3 billion in assets and is headquartered in Tupelo, Mississippi. BancorpSouth Bank (the "Bank"), the Company's banking subsidiary, has commercial banking operations in Mississippi, Tennessee, Alabama, Arkansas, Texas and Louisiana. The Bank and its consumer finance, credit insurance, insurance agency and brokerage subsidiaries provide commercial banking, leasing, mortgage origination and servicing, insurance, brokerage and trust services to corporate customers, local governments, individuals and other financial institutions through an extensive network of branches and offices.

Management's discussion and analysis provides a narrative discussion of the Company's financial condition and results of operations for the previous three years. For a complete understanding of the following discussion, you should refer to the Consolidated Financial Statements and Notes thereto presented elsewhere in this Annual Report. This discussion and analysis is based on reported financial information, and certain amounts for prior years have been reclassified to conform with the current financial statement presentation. The additional information is provided to enhance comparability of financial information between years and to provide a better understanding of the Company's continuing operations.

As a financial services company, the financial condition and operating results of the Company are heavily influenced by economic trends in the nation and its markets specifically. Most of the revenue of the Company is derived from its principal operating subsidiary, the Bank. The financial condition and operating results of the Bank are affected by the level and volatility of interest rates on loans, investment securities, deposits and other borrowed funds, and the impact of economic cycles on loan demand and creditworthiness of existing borrowers. The financial services industry itself is highly competitive and heavily regulated. The Company's success depends on its ability to compete aggressively within its markets while maintaining sufficient asset quality and cost controls to generate net income.

The table below summarizes the Company's net income, net income per share, return on average assets and return on average shareholders' equity for the years ended December 31, 2003, 2002 and 2001. These amounts and ratios are key indicators of the Company's financial performance.

(Dollars in thousands, except per share amounts)	2003	% Change	2002	% Change	2001
Net income	$ 131,134	17.1%	$ 112,018	13.8%	$ 98,463
Net income per share: Basic	$ 1.69	20.7%	$ 1.40	17.6%	$ 1.19
Diluted	$ 1.68	20.9%	$ 1.39	16.8%	$ 1.19
Return on average assets	1.28%	13.3%	1.13%	6.6%	1.06%
Return on average shareholders' equity	15.50%	12.2%	13.81%	11.7%	12.36%

While reporting significant increases in net income for the past three years, the Company continued its strategy to diversify the components of its revenue stream. The primary source of revenue for the Company is the amount of net interest revenue earned by the Bank. Net interest revenue, which is the difference between interest earned on loans and investments and interest paid on deposits and similar obligations, will always be a significant part of the Company's revenue stream. In recent years, however, the Company has taken steps to diversify its revenue stream by increasing the amount of revenue received from mortgage lending operations, insurance agency activities, brokerage and securities activities, and other bank related fees. Management believes this diversification is important to reduce the impact of interest rate fluctuations on the overall operating results of the Company.

Net income for 2003 was $131.1 million, or $1.68 per diluted share, compared with $112.0 million, or $1.39 per diluted share, for 2002 and $98.5 million, or $1.19 per diluted share, for 2001. Net interest revenue for 2003 was $351.1 million, compared to $371.5 million for 2002 and $329.4 million for 2001. Net interest revenue is affected by the general level of interest rates, changes in interest rates and by changes in the amount and composition of interest earning assets and interest bearing liabilities. The Company's long-term objective is to manage those assets and liabilities to maximize net interest revenue, while balancing interest rate, credit, liquidity and capital risks. The Company continued to reinvest by expanding its branch and ATM networks while systems and operational consolidation efforts continued. Noninterest revenue for 2003 was $190.1 million, an increase of 52.3% when compared to $124.8 million for 2002. Noninterest revenue increased to 54.1% of net interest revenue for 2003, up from 33.6% for 2002. Leading these increases in noninterest revenue were the Company's mortgage lending and insurance agencies' activities. Noninterest expense for 2003 was $322.6 million, an increase of 5.8% over $305.0 million for 2002. The major components of net income are discussed in more detail in the various headings that follow.

Critical Accounting Policies and Estimates

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States, which require the Company to make estimates and assumptions (see Note 1 to Consolidated Financial Statements). The Company believes that its determination of the allowance for credit losses, the valuation of mortgage servicing rights, and the estimation of pension and other postretirement benefit amounts involve a higher degree of judgment and complexity than the Company's other significant accounting policies. Further, these estimates can be materially impacted by changes in (1) market conditions or (2) the actual or perceived financial condition of the Company's borrowers, subjecting the Company to significant volatility of earnings.

The allowance for credit losses is established through the provision for credit losses, which is a charge against earnings. Provisions for credit losses are made to reserve for estimated probable losses on loans. The allowance for credit losses is a significant estimate and is regularly evaluated by the Company for adequacy by taking into consideration factors such as changes in the nature and volume of the loan portfolio; trends in actual and forecasted portfolio credit quality, including delinquency, charge-off and bankruptcy rates; and current economic conditions that may affect a borrower's ability to pay. In determining an adequate allowance for credit losses, management makes numerous assumptions, estimates and assessments. The use of different estimates or assumptions could produce different provisions for credit losses. At the end of 2003, the allowance for credit losses was $92.1 million, representing 1.48% of loans at year-end.

The Company recognizes as assets the rights to service mortgage loans for others, known as mortgage servicing rights ("MSRs"). MSRs are capitalized based on the relative fair value of the servicing right and the mortgage loan on the date the mortgage loan is sold. MSRs are carried at the lower of the capitalized amount, net of accumulated amortization, or fair value. The MSRs are amortized in proportion to, and over the period of, estimated net servicing income. The need for and the amount of valuation allowance to reflect the carrying value of MSRs at the lower of cost or fair value is a significant estimate and, if determined necessary, is reflected as a charge against mortgage lending revenue. In determining the fair value of capitalized mortgage servicing rights, the Company utilizes the expertise of an independent third party. Utilizing assumptions about factors such as mortgage interest rates, discount rates, mortgage loan prepayment speeds, market trends and industry demand, an estimate of the fair value of the Company's capitalized mortgage servicing rights is performed by the independent third party and reviewed by management. The use of different estimates or assumptions could produce different fair values. The Company does not routinely hedge the value of capitalized mortgage servicing rights and, therefore, the Company is susceptible to significant fluctuations in the fair value of its MSRs in rapidly changing interest rate environments. At December 31, 2003, the Company's mortgage servicing asset was $32.5 million, net of impairment of $17.2 million.

Accounting for pension and other postretirement benefit amounts is another area where the accounting guidance requires management to make various assumptions in order to appropriately value any related asset or liability. Estimates made to determine pension related assets and liabilities include actuarial assumption, expected long-term rate of return on plan assets, rate of compensation increase for participants and discount rate. Estimates made to determine asset and liability amounts for other postretirement benefits include actuarial assumptions and discount rates. Changes in these assumptions could impact earnings. For example, a lower expected long-term rate of return on plan assets could negatively impact earnings, as would a lower estimated discount rate or a higher rate of compensation increase. In estimating the projected benefit obligation, actuaries must make assumptions about such factors as mortality rate, turnover rate, retirement rate, disability rate and the rate of compensation increases. In accordance with Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," the Company calculates the expected return on plan assets each year based on the balance in the pension asset portfolio at the beginning of the year and the expected long-term rate of return on that portfolio. In determining the reasonableness of the expected rate of return, a variety of factors are considered including the actual return earned on plan assets, historical rates of return on the various asset classes of which the plan portfolio is comprised, and current/prospective capital market conditions and economic forecasts. The Company used an expected rate of return of 8% on plan assets for 2003 and used 9% in 2002 and 2001. The discount rate is the rate used to determine the present value of the Company's future benefit obligations for its pension and other postretirement benefit plans. It is an assumption that reflects the rates available on long-term high-quality fixed-income debt instruments and is reset annually on the measurement date of each year. The Company lowered its discount rate in 2003 to 6.25% from 6.75% in 2002 and 7.25% in 2001.

Results of Operations

Net Interest Revenue

The Federal Reserve reduced short-term interest rates once during 2003 by 25 basis points and once during 2002 by 50 basis points, compared to 11 changes during 2001 for a total of 475 basis points. This relatively stable interest rate environment during 2003 resulted in lower net interest revenue for the Company as a larger volume of its interest earning assets were being repriced to lower interest rates faster than its interest bearing liabilities. Net interest revenue decreased 5.5% to $351.1 million in 2003 from $371.5 million in 2002, which represented an increase of 12.8% from $329.4 million in 2001. Net interest revenue is the difference between interest revenue earned from earning assets such as loans, leases and securities, and interest expense paid on liabilities such as deposits and borrowings, and continues to provide the Company with its principal source of revenue. Net interest revenue is affected by the general level of interest rates, changes in interest rates, and by changes in the amount and composition of interest earning assets and interest bearing liabilities. The Company's long-term objective is to manage those assets and liabilities to maximize net interest revenue, while balancing interest rate, credit, liquidity and capital risks. For purposes of the following discussion, revenue from tax-exempt loans and investment securities has been adjusted to fully taxable equivalent amounts, using an effective tax rate of 35%.

Interest revenue decreased 10.8% to $537.0 million in 2003 from $602.1 million in 2002, which represented a decrease of 10.4% from $672.1 million in 2001. While average interest earning assets increased 3.1% to $9.5 billion in 2003, this increase in the amount of interest earning assets was more than offset by a decrease of 88 basis points in the yield of those assets to 5.64% in 2003, resulting in a decrease in interest revenue. While interest earning assets increased 6.7% to $9.2 billion during 2002, interest revenue in 2002 decreased due to a 125 basis point decline in the yield of those assets to 6.52%. The decrease in interest revenue during 2001 was attributable to the combination of a 5.7% increase in average interest earning assets, to $8.7 billion during 2001, and a decrease of 55 basis points in the yield of those assets to 7.77% in 2001.

Interest expense decreased 19.7% to $175.8 million in 2003 from $218.9 million in 2002, which represented a decrease of 33.9% from $331.1 million in 2001. While average interest bearing liabilities increased 2.5% to $8.1 billion in 2003, this increase in the amount of interest bearing liabilities was more than offset by a decrease of 60 basis points in the average rate paid on those liabilities to 2.17% in 2003. While interest bearing liabilities increased 7.6% to $7.9 billion during 2002, interest expense in 2002 decreased due to a 175 basis point decline in the average rate paid on those liabilities to 2.77%. The decrease in interest expense during 2001 was attributable to the combination of a 6.0% increase in average interest bearing liabilities, to $7.3 billion in 2001, being offset by a decrease of 50 basis points in average rates paid on those liabilities to 4.51%.

The relative performance of the lending and deposit-raising functions is frequently measured by two calculations – net interest margin and net interest rate spread. Net interest margin is determined by dividing fully-taxable equivalent net interest revenue by average earning assets. Net interest rate spread is the difference between the average fully-taxable equivalent yield earned on interest earning assets and the average rate paid on interest bearing liabilities. Net interest margin is generally greater than the net interest rate spread due to the additional income earned on those assets funded by noninterest bearing liabilities, or free funding, such as noninterest bearing demand deposits and shareholders' equity.

Net interest margin for 2003 was 3.80%, a decrease of 35 basis points from 4.15% for 2002, which represented an increase of 21 basis points from 3.94% for 2001. Net interest rate spread for 2003 was 3.47%, a decrease of 28 basis points from 3.75% for 2002, which represented an increase of 49 basis points from 3.26% for 2001. The decrease in net interest margin and net interest rate spread in 2003 was primarily due to the larger decline in earning asset yield offset relative to the decline in funding cost. In 2003, the earning asset yield decrease was a result of reduced loan activity and a lower yielding investment portfolio. The absence of significant loan demand is attributable to the economic environment in both our regional and national markets. With decreased demand for loans, the Company invested in various securities that traditionally provide lower yields than loans, and due to the lower prevailing interest rates during 2003, proceeds from maturing securities were typically reinvested at lower yields than the maturing securities were earning. The increase in net interest margin and net interest spread in 2002 was primarily due to the Company's ability to offset the decline in asset yield by a larger decrease in funding cost. Short-term interest rates set by the Federal Reserve were unchanged from December of 2001 until November of 2002. Because the Company was asset sensitive in the short-term, many of its interest earning assets had repriced to the prevailing interest rates by the end of 2001, while the opportunity to reprice many of its interest bearing liabilities to a lower interest rate occurred during 2002. The decline in net interest margin and net interest rate spread in 2001 was due to the decrease in asset yield that was not fully offset by the smaller decrease in funding cost. Because the Company was asset sensitive in the short-term in 2001, the 475 basis point decline in short-term interest rates during 2001 resulted in interest earning assets being repriced more quickly than interest bearing liabilities, thus reducing net interest margin and net interest rate spread.

The Company experienced growth in average interest earning assets and average interest bearing liabilities during the three years ended December 31, 2003. Average interest earning assets increased 3.1% during 2003, 6.7% during 2002 and 5.7% during 2001. This asset growth was paced by increases in the Company's securities portfolios as economic conditions limited loan demand during 2003 and 2002. Average interest bearing liabilities increased 2.5% during 2003, 7.6% during 2002 and 6.0% during 2001 due to increases in the Company's deposits and short-term borrowings.

The following table presents average interest earning assets, average interest bearing liabilities, net interest income, net interest margin and net interest rate spread for the three years ended December 31, 2003. Each of the measures is reported on a fully-taxable equivalent basis.

(Taxable equivalent basis) (Dollars in thousands)	2003 Average Balance	2003 Interest	2003 Yield/ Rate	2002 Average Balance	2002 Interest	2002 Yield/ Rate	2001 Average Balance	2001 Interest	2001 Yield/ Rate
ASSETS									
Loans (net of unearned income) (1)(2)	$ 6,276,806	$ 401,500	6.40%	$ 6,283,798	$ 449,610	7.16%	$ 6,010,840	$ 510,738	8.50%
Loans held for sale	65,624	3,234	4.93%	58,884	3,371	5.72%	53,559	3,381	6.31%
Held-to-maturity securities:									
Taxable	1,130,833	46,319	4.10%	998,800	55,091	5.52%	920,939	56,417	6.13%
Non-taxable (3)	164,762	12,455	7.56%	194,089	14,905	7.68%	214,694	16,411	7.64%
Available-for-sale securities:									
Taxable	1,412,151	54,426	3.85%	1,160,733	54,066	4.66%	831,885	50,848	6.11%
Non-taxable (4)	191,589	12,108	6.32%	199,218	13,287	6.67%	180,370	13,073	7.25%
Federal funds sold, securities purchased under agreement to resell and short-term investments	275,243	6,935	2.52%	337,093	11,810	3.50%	439,621	21,200	4.82%
Total interest earning assets and revenue	9,517,008	536,977	5.64%	9,232,615	602,140	6.52%	8,651,908	672,068	7.77%
Other assets	810,463			735,800			691,608		
Less: allowance for credit losses	(90,699)			(86,247)			(81,604)		
Total	$10,236,772			$ 9,882,168			$ 9,261,912		
LIABILITIES AND SHAREHOLDERS' EQUITY									
Deposits:									
Demand – interest bearing	$ 2,478,188	$ 24,186	0.98%	$ 2,338,775	$ 35,756	1.53%	$ 1,893,075	$ 50,727	2.68%
Savings	799,861	7,074	0.88%	852,694	12,689	1.49%	885,025	31,839	3.60%
Other time	4,074,487	117,761	2.89%	3,991,757	140,085	3.51%	3,912,405	218,272	5.58%
Federal funds purchased, securities sold under agreement to repurchase and other short-term borrowings	475,391	8,290	1.74%	457,347	12,574	2.75%	503,024	21,614	4.30%
Junior subordinated debt securities	125,011	10,188	8.15%	114,726	9,423	8.21%	–	–	
Long-term debt	139,082	8,306	5.97%	140,085	8,366	5.97%	145,097	8,641	5.96%
Total interest bearing liabilities and expense	8,092,020	175,805	2.17%	7,895,384	218,893	2.77%	7,338,626	331,093	4.51%
Demand deposits – noninterest bearing	1,180,579			1,064,218			1,003,229		
Other liabilities	118,274			111,673			123,351		
Total liabilities	9,390,873			9,071,275			8,465,206		
Shareholders' equity	845,899			810,893			796,706		
Total	$10,236,772			$ 9,882,168			$ 9,261,912		
Net interest revenue		$ 361,172			$ 383,247			$ 340,975	
Net interest margin			3.80%			4.15%			3.94%
Net interest rate spread			3.47%			3.75%			3.26%
Interest bearing liabilities to interest earning assets			85.03%			85.52%			84.82%

(1) Includes taxable equivalent adjustment to interest of $1,469,000, $1,854,000 and $1,273,000 in 2003, 2002 and 2001, respectively, using an effective tax rate of 35%.
(2) Non-accrual loans are immaterial for each of the years presented.
(3) Includes taxable equivalent adjustments to interest of $4,359,000, $5,217,000 and $5,744,000 in 2003, 2002 and 2001, respectively, using an effective tax rate of 35%.
(4) Includes taxable equivalent adjustment to interest of $4,238,000, $4,651,000 and $4,576,000 in 2003, 2002 and 2001, respectively, using an effective tax rate of 35%.

Net interest revenue may also be analyzed by segregating the rate and volume components of interest revenue and interest expense. The table that follows presents an analysis of rate and volume change in net interest revenue from 2002 to 2003 and from 2001 to 2002. Changes that are not solely due to volume or rate have been allocated to volume.

	2003 Over 2002 – Increase (Decrease)			2002 Over 2001 – Increase (Decrease)		
(Taxable equivalent basis) (In thousands)	Volume	Rate	Total	Volume	Rate	Total
INTEREST REVENUE						
Loans (net of unearned income)	$ (447)	$ (47,663)	$ (48,110)	$ 19,530	$ (80,658)	$ (61,128)
Loans held for sale	332	(469)	(137)	305	(315)	(10)
Held-to-maturity securities:						
Taxable	5,408	(14,180)	(8,772)	4,295	(5,621)	(1,326)
Non-taxable	(2,217)	(233)	(2,450)	(1,582)	76	(1,506)
Available-for-sale securities:						
Taxable	9,690	(9,330)	360	15,317	(12,099)	3,218
Non-taxable	(482)	(697)	(1,179)	1,257	(1,043)	214
Federal funds sold, securities purchased under agreement to resell and short-term investments	(1,558)	(3,317)	(4,875)	(3,592)	(5,798)	(9,390)
Total	10,726	(75,889)	(65,163)	35,530	(105,458)	(69,928)
INTEREST EXPENSE						
Demand – interest bearing	1,361	(12,931)	(11,570)	6,814	(21,785)	(14,971)
Savings	(467)	(5,148)	(5,615)	(481)	(18,669)	(19,150)
Other time	2,391	(24,715)	(22,324)	2,785	(80,972)	(78,187)
Federal funds purchased, securities sold under agreement to repurchase and other short-term borrowings	315	(4,599)	(4,284)	(1,256)	(7,784)	(9,040)
Junior subordinated debt securities	838	(73)	765	9,423	–	9,423
Long-term debt	(60)	–	(60)	(299)	24	(275)
Total	4,378	(47,466)	(43,088)	16,986	(129,186)	(112,200)
Total increase (decrease)	$ 6,348	$ (28,423)	$ (22,075)	$ 18,544	$ 23,728	$ 42,272

Interest Rate Sensitivity

The interest rate sensitivity gap is the difference between the maturity or repricing opportunities of interest sensitive assets and interest sensitive liabilities for a given period of time. A prime objective of asset/liability management is to maximize net interest margin while maintaining a reasonable mix of interest sensitive assets and liabilities. The following table presents the Company's interest rate sensitivity at December 31, 2003.

(In thousands)	0 to 90 Days	91 Days to 1 Year	Over 1 Year to 5 Years	Over 5 Years
	Interest Rate Sensitivity ◦ Maturing or Repricing			
Interest earning assets:				
Interest bearing deposits with banks	$ 9,327	$ –	$ –	$ –
Federal funds sold & securities purchased under agreement to resell	67,293	–	–	–
Held-to-maturity securities	30,711	212,250	670,797	178,233
Available-for-sale securities	129,400	95,133	1,253,562	511,595
Loans, net of unearned discount	3,129,937	1,180,379	1,822,181	100,570
Loans held for sale	74,669	–	–	–
Total interest earning assets	3,441,337	1,487,762	3,746,540	790,398
Interest bearing liabilities:				
Interest bearing demand deposits & savings	3,303,457	–	–	–
Other time deposits	936,204	1,538,946	1,526,742	7,172
Federal funds purchased & securities sold under agreement to repurchase	437,014	–	–	–
Long-term debt and junior subordinated debt securities	–	–	61,848	205,516
Other	191	593	942	109
Total interest bearing liabilities	4,676,866	1,539,539	1,589,532	212,797
Interest rate sensitivity gap	$ (1,235,529)	$ (51,777)	$ 2,157,008	$ 577,601
Cumulative interest sensitivity gap	$ (1,235,529)	$ (1,287,306)	$ 869,702	$ 1,447,303

In the event interest rates decline after 2003, based on this interest rate sensitivity gap, it is likely that the Company would experience a slightly positive effect on net interest revenue in the following one-year period, as the cost of funds will decrease at a more rapid rate than interest revenue on interest earning assets. Conversely, in periods of increasing interest rates, based on this interest rate sensitivity gap, the Company would likely experience decreased net interest revenue in the following one-year period. It should be noted that the balances shown in the table above are for a specific point in time and may not be reflective of positions at other times during the year or in subsequent periods. Allocations to specific interest rate sensitivity periods are based on the earlier of maturity or repricing dates.

Provisions for Credit Losses and Allowance for Credit Losses

The provision for credit losses is the annual cost of providing an allowance or reserve for estimated probable losses on loans. The Company employs a systematic methodology for determining its allowance for credit losses that considers both qualitative and quantitative factors and requires that management make material estimates and assumptions that are particularly susceptible to significant change. Some of the quantitative factors considered by the Company include loan growth, changes in the size and characteristics of the loan portfolio, net charge-offs, changes in nonperforming and past due loans, historical loan loss experience, changes in the composition of the loan portfolio, delinquencies, management's assessment of loan portfolio quality, the value of collateral, concentrations of loans to specific borrowers or industries and other factors. Some of the qualitative factors that the Company considers include existing general economic conditions, the existing risks of individual loans and other factors.

The allowance for credit losses for commercial loans is based principally upon the Company's loan classification system. The Company has a disciplined approach for assigning credit ratings and classifications to individual credits. Each credit is assigned a grade by the relevant loan officer, which serves as a basis for the credit analysis of the entire portfolio. The grade assigned considers the borrower's creditworthiness, collateral values, cash flows and other factors. An independent loan review department is responsible for reviewing the credit rating and classification of individual credits and assessing trends in the portfolio, adherence to internal credit policies and procedures, and other factors that may affect the overall adequacy of the allowance. The loan review department is supplemented by regulatory agencies that provide an additional level of review. The loss factors assigned to each classification are based upon the attributes (loan to collateral values, borrower creditworthiness, etc.) of the loans typically assigned to each grade. Management periodically reviews the loss factors assigned in light of the general economic environment and overall condition of the loan portfolio and modifies the loss factors assigned to each classification as deemed appropriate. The allowance for credit losses for the consumer loan portfolio is based upon delinquencies and historic loss rates. The overall allowance includes a component representing the results of other analyses intended to ensure that the allowance is adequate to cover other probable losses inherent in the portfolio. This component considers analyses of changes in credit risk resulting from the differing underwriting criteria in acquired loan portfolios, industry concentrations, changes in the mix of loans originated, overall credit criteria and other economic indicators.

The provision for credit losses, the allowance for credit losses as a percentage of loans outstanding at the end of 2003, 2002 and 2001, and net charge-offs for those years are shown in the following table:

(Dollars in thousands)	2003	2002	2001
Provision for credit losses	$ 25,130	$ 29,411	$ 22,259
Allowance for credit losses as a percentage of loans outstanding at year-end	1.48%	1.38%	1.37%
Net charge-offs	$ 20,893	$ 25,915	$ 20,839
Net charge-offs as a percentage of average loans	0.33%	0.41%	0.35%

The provision for credit losses for 2003 decreased 14.6% from the provision for 2002. The decrease in provision for credit losses in 2003 versus 2002 primarily is reflective of the decreased level of charge-offs in 2003 versus 2002, which were $20.9 million in 2003 compared to $25.9 million in 2002, and the impact of economic conditions limiting loan demand during 2003. The provision for credit losses for 2002 increased 32.1% from the provision for 2001. This increase reflects the increased level of charge-offs in 2002 when compared to charge-offs in 2001, which were $25.9 million in 2002 compared to $20.8 million in 2001. Non-performing assets include non-accrual loans, loans more than 90 days past due, restructured loans and foreclosed real estate. These assets serve as one indication of the quality of the Company's loan portfolio. Non-performing assets totaled $66.4 million at December 31, 2003, compared to $58.6 million at December 31, 2002 and $60.0 million at December 31, 2001. The level of the Company's non-performing assets in 2003, 2002 and 2001 reflects a general slow down in the overall economy of the region serviced by the Company.

For more information on nonperforming assets, see "Financial Condition – Loans."

Noninterest Revenue

As previously mentioned, the Company is currently focused on increasing noninterest revenue in order to diversify its revenue stream. Significant progress was made during 2003 as noninterest revenue increased 52.3% over noninterest revenue for 2002. The components of noninterest revenue for the years ended December 31, 2003, 2002 and 2001 and the percentage change from the prior year are shown in the following table:

	2003		2002		2001	
(Dollars in thousands)	Amount	% Change	Amount	% Change	Amount	% Change
Mortgage lending	$ 23,252	824.5 %	$ 2,515	(77.5)%	$ 11,191	33.4 %
Service charges	61,899	25.7	49,249	15.2	42,759	5.7
Life insurance premiums	3,255	(25.0)	4,340	(4.2)	4,528	5.3
Trust income	7,214	2.7	7,021	1.3	6,929	3.4
Securities gains, net	13,837	152.2	5,486	(48.6)	10,671	NM
Insurance commissions	39,749	68.4	23,604	15.6	20,422	27.4
Other	40,880	25.4	32,611	3.5	31,498	13.7
Total noninterest revenue	$ 190,086	52.3 %	$ 124,826	(2.5)%	$ 127,998	45.5 %

NM = not meaningful

The Company's revenue from mortgage lending increased dramatically in 2003 when compared to 2002. Historically low mortgage loan interest rates during 2003 resulted in record levels of mortgage loan originations for the Company. The Company's revenue from mortgage lending typically fluctuates as interest rates change and is primarily attributable to two activities, origination of new mortgage loans and servicing mortgage loans. The Company's normal practice is to generate mortgage loans, sell them in the secondary market and retain the MSRs to the loans sold.

The origination process generates loan origination fees and net gains or losses from the sale of the mortgage loans originated, which is also referred to as secondary marketing. These activities produced revenue of $19.1 million, $16.6 million and $13.1 million for 2003, 2002 and 2001, respectively. Of the revenue from the origination process, the sale of mortgage loans resulted in a net gain of $1.9 million for 2003, a net gain of $1.2 million for 2002 and a net loss of $0.5 million for 2001. Historically, origination volumes have varied as mortgage interest rates have changed. Rising mortgage interest rates have generally resulted in a decrease in the volume of originations, while falling mortgage interest rates have generally resulted in an increased volume of originations. The Company originated mortgage loans totaling $1.2 billion during 2003, $1.0 billion during 2002 and $824 million during 2001.

Revenue from the servicing process includes fees from the actual servicing of loans and the recognition of changes in the valuation of the Company's MSRs. MSRs are carried as an asset at the lower of the capitalized amount, net of accumulated amortization, or fair value. MSRs are amortized in proportion to, and over the period of, the estimated net servicing income. This amortization is recognized as a reduction of servicing revenue. MSRs are also periodically evaluated for impairment based on the excess of the carrying amount of the mortgage servicing rights over their fair value. If temporary impairment exists, a valuation allowance is established for any excess of amortized cost over the current fair value through a charge to income. If the Company later determines that all or a portion of the temporary impairment no longer exists, a reduction of the valuation allowance may be recorded as an increase to servicing revenue.

The Company does not hedge the value of its MSRs and is susceptible to significant fluctuations in its value in changing interest rate environments. When mortgage interest rates decline, refinancing of home mortgages typically accelerates and the value of the Company's MSRs typically declines as the expected lives of the underlying mortgages shorten. When mortgage interest rates are rising, refinancing of home mortgages typically decline and the value of the Company's MSRs typically increases as the expected lives of the underlying mortgages lengthen. The servicing process generated revenues of $4.1 million in 2003, and losses of $14.1 million and $1.8 million for 2002 and 2001, respectively. The fluctuation in servicing revenue is primarily due to changes in the valuation of capitalized MSRs. Changing mortgage interest rates in 2003, 2002 and 2001 resulted in an impairment recovery of $5.7 million in 2003, and impairment expense of $16.0 million and $4.9 million in 2002 and 2001, respectively.

The following is a tabular presentation of the Company's mortgage lending operation for 2003, 2002 and 2001.

	2003		2002		2001	
(Dollars in thousands)	Amount	% Change	Amount	% Change	Amount	% Change
Origination revenue	$ 19,126	15.2%	$ 16,605	27.6%	$ 13,011	128.3%
Servicing:						
Servicing revenue	(1,545)	NM	1,931	(36.5)%	3,039	(18.2)%
Impairment recovery (expense)	5,671	NM	(16,021)	229.7%	(4,859)	374.5%
Total	4,126	NM	(14,090)	674.2%	(1,820)	(167.6)%
Mortgage revenue	$ 23,252	824.5%	$ 2,515	(77.5)%	$ 11,191	33.4%
(Dollars in millions)						
Origination volume	$ 1,196	18.2%	$ 1,012	22.8%	$ 824	223.1%
Mortgage loans serviced at year-end	$ 2,836	2.3%	$ 2,771	9.9%	$ 2,522	13.8%

NM = not meaningful

Service charges on deposit accounts increased in 2003, 2002 and 2001 because of higher volumes of items processed, growth in the number of deposit accounts, rate increases and expansion of overdraft privileges to depositors. Life insurance premium revenue decreased 25.0% in 2003 after having decreased 4.2% in 2002, compared to a 5.3% increase in 2001. The decrease in 2003 is due to a reduced emphasis toward selling credit life insurance products and the Company expects this trend of declining life insurance premium revenue to continue. Trust income increased 2.7% in 2003, 1.3% in 2002 and 3.4% in 2001 as a result of increases in the value of assets under care (either managed or in custody). Net securities gains of $13.8 million, $5.5 million and $10.7 million were recorded in 2003, 2002 and 2001, respectively. These transactions reflect the sales of securities from the available-for-sale portfolio and certain securities that were within three months of maturity or had been downgraded below management's investment policy thresholds from the held-to-maturity portfolio. The security gains in 2003 were primarily from the sale of approximately $720 million in intermediate term securities pursuant to the Company's efforts to manage the interest rate sensitivity of the Company's assets and liabilities. In the second half of 2001, approximately $200 million in intermediate term securities were purchased in anticipation of further reductions in interest rates that could result in the recognition of additional impairment charges related to the Company's mortgage servicing asset. These securities were sold in the third quarter of 2001 with a gain of $3.9 million. The proceeds were again reinvested in intermediate term securities and these securities were sold in the fourth quarter of 2001 with a gain of $3.6 million.

Revenue from insurance commissions is an area where the Company made significant strides during 2003 in its plan to increase noninterest revenue. The acquisition of two insurance agencies during 2003 added approximately $14.7 million in property and casualty insurance commission revenue. These acquisitions were the primary contributors to the growth in insurance commissions when comparing 2003 versus 2002. The Company plans to continue to expand the products and services offered by its insurance agencies. The increases in other noninterest revenue in 2003, 2002 and 2001 were primarily attributable to fees generated from brokerage activities as well as increased customer account analysis charges and debit card net interchange fees.

Noninterest Expense

The components of noninterest expense for the years ended December 31, 2003, 2002 and 2001 and the percentage change from the prior year are shown in the following table:

	2003		2002		2001	
(Dollars in thousands)	Amount	% Change	Amount	% Change	Amount	% Change
Salaries and employee benefits	$ 181,810	11.1%	$ 163,691	9.4%	$ 149,685	13.9%
Occupancy, net	22,973	6.1	21,658	5.5	20,529	11.9
Equipment	23,411	(6.2)	24,962	(6.9)	26,799	11.0
Telecommunications	7,477	(4.5)	7,827	(10.0)	8,693	20.2
Other	86,923	0.1	86,847	3.9	83,612	2.7
Total noninterest expense	$ 322,594	5.8%	$ 304,985	5.4%	$ 289,318	10.2%

Salaries and employee benefits expense for 2003, 2002 and 2001 increased due to increases in incentive payments (especially commission based), salary increases, increases in the cost of employee heath care benefits, increases in pension plan costs, salaries and commissions of employees of the two insurance agencies acquired during 2003, and the hiring of employees to staff the banking locations added during those years. Pension plan costs, a component of salaries and employee benefits expense, increased to $6.7 million in 2003 compared to $4.3 million in 2002 and $2.9 million in 2001. This trend of increasing pension plan costs is primarily reflective of market performance below expectations for the pension plan assets. Occupancy expense increased in 2003, 2002 and 2001 principally as a result of additional branch offices, other bank buildings and the insurance agency acquisitions previously discussed. Equipment expense and telecommunications expense reflected decreases in 2003 and 2002 in response to the Company's continuing focus on controlling expenses.

Included in other noninterest expense in 2002 was $3.2 million reserved in the fourth quarter of 2002 to settle certain litigation against certain of our subsidiaries, of which $0.4 million of this accrual was reversed in the second quarter of 2003. In addition, in the fourth quarter of 2002, the Company's net income was reduced by $1.8 million due to charges related to loan system conversion matters. The other components of other noninterest expense reflect normal increases and general inflation in the cost of services and supplies purchased by the Company.

Income Taxes

Income tax expense was $62.3 million in 2003, $49.9 million in 2002 and $47.3 million in 2001. Income tax expense for each year fluctuated based on pretax income. The effective tax rate for 2003 was 32.2% compared to 30.8% in 2002 and 32.5% in 2001. The Company's effective tax rate increased in 2003 principally as a result of a reduction in tax-exempt revenue on securities in the Company's investment portfolio. The decrease in the Company's effective tax rate for 2002 was primarily driven by a revision to the Company's 401(k) plan that enables the Company to deduct for tax purposes the dividends it pays to the plan for shares of the Company's common stock held in the plan. Details of the deferred tax assets and liabilities are included in Note 12 to Consolidated Financial Statements.

Financial Condition

Loans

The Company's loan portfolio represents the largest single component of the Company's earning asset base, comprising 66.0% of average earning assets during 2003. The following table indicates the average loans, year-end balances of the loan portfolio and the percentage increases for the years presented.

	2003		2002		2001	
(Dollars in millions)	Amount	% Change	Amount	% Change	Amount	% Change
Loans, net of unearned – average	$ 6,277	(0.1)%	$ 6,284	4.6%	$ 6,010	3.8%
Loans, net of unearned – year-end	6,233	(2.4)	6,389	5.2	6,073	(0.4)

Average loans decreased 0.1% in 2003 when compared to 2002, and loans outstanding at December 31, 2003 decreased 2.4% when compared to December 31, 2002. Loan growth has been slowed by the general weakness in the economy of many of the markets served by the Company. In addition, loan growth in 2003, 2002 and 2001 has been impacted by the Company's decision to reduce its exposure to indirect automobile sales financing by allowing its portfolio of such loans to decline. The Company's portfolio of indirect automobile loans totaled $146.4 million at December 31, 2001, $65.5 million at December 31, 2002 and was down to $22.4 million at December 31, 2003.

Quality is stressed in the Company's lending policy as opposed to growth. The Company's non-performing assets, which are carried either in the loan account or other assets on the consolidated balance sheets depending on foreclosure status, were as follows at the end of each year presented.

(Dollars in thousands)	2003	2002	2001
Foreclosed properties	$ 14,952	$ 18,978	$ 16,140
Non-accrual loans	18,139	10,514	10,825
Loans 90 days or more past due, still accruing	30,634	29,104	33,012
Restructured loans	2,659	20	40
Total non-performing assets	$ 66,384	$ 58,616	$ 60,017
Total non-performing assets as a percentage of net loans	1.07%	0.92%	0.99%

The level of the Company's non-performing assets in 2003, 2002 and 2001 reflects a general slow down in the overall economy of the region serviced by the Company. Because the Company is primarily a secured lender, we do not anticipate a significant rise in charge-offs despite the increase in non-performing loans at year-end 2003. The Company has not, as a matter of policy, made or participated in any loans or investments relating to extraordinary corporate transactions such as leveraged buyouts or leveraged recapitalizations. At December 31, 2003, 2002 and 2001, the Company did not have any concentration of loans in excess of 10% of loans outstanding. Loan concentrations are considered to exist when there are amounts loaned to multiple borrowers engaged in similar activities which would cause them to be similarly impacted by economic or other conditions. However, the Company does conduct business in a geographically concentrated area. The ability of the Company's borrowers to repay loans may be dependent upon the economic conditions prevailing in the Company's market area.

Included in non-performing assets above were loans the Company considered impaired totaling $14.0 million, $9.8 million and $9.3 million at December 31, 2003, 2002 and 2001, respectively.

Securities and Other Earning Assets

The securities portfolio is used to make various term investments, to provide a source of liquidity and to serve as collateral to secure certain types of deposits and borrowings. A portion of the Company's securities portfolio continues to be tax-exempt. Investments in tax-exempt securities totaled $308.4 million at December 31, 2003, compared to $358.0 million at the end of 2002. The Company invests only in investment grade securities, with the exception of obligations of certain counties and municipalities within the Company's market area, and avoids other high-yield non-rated securities and investments.

At December 31, 2003, the Company's available-for-sale securities totaled $2.0 billion. These securities, which are subject to possible sale, are recorded at fair value. At December 31, 2003, the Company held no securities whose decline in fair value was considered other than temporary.

Net unrealized gains on investment securities as of December 31, 2003 totaled $57.1 million. Net unrealized gains on held-to-maturity securities comprised $33.4 million of that total, while net unrealized gains on available-for-sale securities were $23.7 million. Net unrealized gains on investment securities as of December 31, 2002 totaled $111.2 million. Of that total, $49.9 million was attributable to held-to-maturity securities and $61.3 million to available-for-sale securities.

Deposits

Deposits are the Company's primary source of funds to support its earning assets. The Company has been able to effectively compete for deposits in its primary market areas, which has resulted in the increases in deposits for the years presented.

The following table presents the Company's average deposit mix and percentage change for the years indicated.

	2003		2002		2001	
(Dollars in millions)	Average Balance	% Change	Average Balance	% Change	Average Balance	% Change
Interest bearing deposits	$ 7,353	2.4%	$ 7,183	7.4 %	$ 6,690	6.1%
Noninterest bearing deposits	1,181	10.9	1,064	6.1	1,003	3.7
Total average deposits	$ 8,533	3.5%	$ 8,247	7.2%	$ 7,693	5.8%

Liquidity and Capital Resources

One of the Company's goals is to provide adequate funds to meet changes in loan demand or any potential increase in the normal level of deposit withdrawals. This goal is accomplished primarily by generating cash from operating activities and maintaining sufficient short-term liquid assets. These sources, coupled with a stable deposit base and a strong reputation in the capital markets, allows the Company to fund earning assets and maintain the availability of funds. Management believes that the Company's traditional sources of maturing loans and investment securities, sales of loans held for sale, cash from operating activities and a strong base of core deposits are adequate to meet the Company's liquidity needs for normal operations.

To provide additional liquidity, the Company utilizes short-term financing through the purchase of federal funds and securities lending arrangements. Further, the Company maintains a borrowing relationship with the Federal Home Loan Bank ("FHLB") which provides liquidity to fund term loans with borrowings of matched or longer maturities. At December 31, 2003, the Company had long-term advances from the FHLB totaling approximately $138 million, bearing interest rates from 5.86% to 7.19%. The Company has pledged eligible mortgage loans to secure the FHLB borrowings and had approximately $1.3 billion in additional borrowing capacity under the existing FHLB borrowing agreement at December 31, 2003.

Further, the Company had informal federal funds borrowing arrangements aggregating approximately $275 million at December 31, 2003. Secured borrowing arrangements utilizing the Company's securities portfolio also provide substantial additional liquidity to the Company. Such arrangements typically provide for borrowings of 95% to 98% of the unencumbered fair value of the Company's U.S. government and government agencies securities portfolio.

If the Company's traditional sources of liquidity were constrained, the Company would be forced to pursue avenues of funding not typically used and the Company's net interest margin could be impacted negatively. The Company does utilize, among other tools, maturity gap tables, interest rate shock scenarios and an active asset and liability management committee to analyze, manage and plan asset growth and to assist in managing the Company's net interest margin and overall level of liquidity. The Company's approach to providing adequate liquidity has been successful in the past and management does not anticipate any near- or long-term changes to its liquidity strategies.

Off-Balance Sheet Arrangements

In the ordinary course of business, the Company enters into various off-balance sheet commitments and other arrangements to extend credit, that are not reflected in the consolidated balance sheets of the Company. The business purpose of these off-balance sheet commitments is the routine extension of credit. As of December 31, 2003, commitments to extend credit included approximately $73 million for letters of credit and approximately $1.3 billion for interim mortgage financing, construction credit, credit card and other revolving line of credit arrangements. While most of the commitments to extend credit are made at variable rates, included in these commitments are forward commitments to fund individual fixed-rate mortgage loans of approximately $28.5 million at December 31, 2003, with a carrying value and fair value reflecting a loss of approximately $100,000, which has been recognized in the Company's results of operations. Fixed-rate lending commitments expose the Company to risks associated with movements in interest rates. As a method to manage these risks, the Company also enters into forward commitments to sell individual fixed-rate mortgage loans. At December 31, 2003, the Company had $41.5 million in such commitments to sell, with a carrying value and fair value reflecting a loss of approximately $100,000. The Company also faces the risk of deteriorating credit quality of borrowers to whom a commitment to extend credit has been made; however, no significant credit losses are expected from these commitments and arrangements.

Regulatory Requirements for Capital

The Company is required to comply with the risk-based capital guidelines established by the Board of Governors of the Federal Reserve System. These guidelines apply a variety of weighting factors which vary according to the level of risk associated with the assets. Capital is measured in two "Tiers": Tier I consists of common shareholders' equity and qualifying noncumulative perpetual preferred stock, less goodwill and certain other intangible assets, and Tier II consists of general allowance for losses on loans and leases, "hybrid" debt capital instruments, and all or a portion of other subordinated capital debt, depending upon remaining term to maturity. Total capital is the sum of Tier I and Tier II capital. The Company's Tier I capital and total capital, as a percentage of total risk-adjusted assets, was 13.24% and 14.51%, respectively, at December 31, 2003, compared to 11.92% and 13.16%, respectively, at December 31, 2002. Both ratios exceeded the required minimum levels for these ratios of 4% and 8%, respectively, for each period. In addition, the Company's Tier I leverage capital ratio (Tier I capital divided by total assets, less goodwill) was 8.79% at December 31, 2003 and 8.41% at December 31, 2002, compared to the required minimum leverage capital ratio of 4%.

The FDIC's capital-based supervisory system for insured financial institutions categorizes the capital position for banks into five categories, ranging from well capitalized to critically undercapitalized. For a bank to classify as "well capitalized," the Tier I risk-based capital, total risk-based capital and leverage capital ratios must be at least 6%, 10% and 5%, respectively. The Bank met the criteria for the "well capitalized" category at December 31, 2003.

There are various legal and regulatory limits on the extent to which the Bank may pay dividends or otherwise supply funds to the Company. In addition, federal and state regulatory agencies also have the authority to prevent a bank or bank holding company from paying a dividend or engaging in any other activity that, in the opinion of the agency, would constitute an unsafe or unsound practice. The Company does not expect these limitations to cause a material adverse effect with regard to its ability to meet its cash obligations.

Uses of Capital

The Company may pursue acquisition transactions of depository institutions and businesses closely related to banking which further the Company's business strategies. The Company anticipates that a portion of the consideration for substantially all of these transactions, if any, would be shares of the Company's common stock; however, transactions involving only cash consideration or other forms of consideration may also be considered.

On March 5, 2001, the Company announced a stock repurchase program whereby the Company could acquire up to 4.2 million shares of its common stock, or approximately 5% of the shares of common stock then outstanding. The shares were to be repurchased from time to time in the open market at prevailing market prices or in privately negotiated transactions. During 2001, 2,965,115 shares of the Company's common stock were repurchased under this repurchase program with the remaining authorization of 1,234,885 shares repurchased in the first half of 2002. Repurchased shares are held as authorized but unissued stock and are available for use in connection with the Company's stock option plans and other compensation programs, or for other corporate purposes as determined by the Company's Board of Directors.

On February 15, 2002, the Company announced another stock repurchase program whereby the Company could acquire up to 4.1 million shares of its common stock. The shares were to be repurchased from time to time in the open market at prevailing market prices or in privately negotiated transactions. During 2002, 3,472,608 shares of the Company's common stock were repurchased under this repurchase program with the remaining authorization of 627,392 shares repurchased in 2003. Repurchased shares are held as authorized but unissued shares and are available for use in connection with the Company's stock option plans and other compensation programs, or for other corporate purposes as determined by the Company's Board of Directors.

On April 23, 2003, the Company announced a new stock repurchase program whereby the Company may acquire up 3.9 million shares of its common stock. The shares may be purchased from time to time in the open market at prevailing market prices or in privately negotiated transactions during the period between May 1, 2003 and April 30, 2005. The extent and time of any repurchase will depend on market conditions and other corporate considerations. Repurchased shares will be held as authorized but unissued shares. These authorized but unissued shares will be available for use in connection with the Company's stock option plans, other compensation programs, other transactions or for other corporate purposes as determined by the Company's Board of

Directors. At December 31, 2003, 443,508 shares had been repurchased under this plan. The Company will continue to evaluate additional share repurchases under the April 2003 plan.

As of December 31, 2003, the Company had repurchased approximately 8.7 million shares of its common stock, or 10.4% of its outstanding shares at March 5, 2001. The Company conducts its stock repurchase program by using funds received in the ordinary course of business. The Company has not experienced, and does not expect to experience, a material effect on its capital resources or liquidity in connection with its stock repurchase program during the terms of the program.

On January 28, 2002, the Company issued $128,866,000 in 8.15% in Junior Subordinated Debt Securities to BancorpSouth Capital Trust I (the "Trust"), a business trust. The Trust used the proceeds from the issuance of 5.0 million shares of 8.15% trust preferred securities, $25 face value per share, to acquire the 8.15% Junior Subordinated Debt Securities. Both the Junior Subordinated Debt Securities and the trust preferred securities mature on January 28, 2032, and are callable at the option of the Company after January 28, 2007. The net proceeds to the Company from the issuance of its Junior Subordinated Debt Securities to the Trust were used for general corporate purposes, including the repurchase of shares of its outstanding common stock. Prior to December 31, 2003, the accounts of the Trust were included in the consolidated financial statements of the Company. Pursuant to the Company's adoption of the transition guidance of FIN 46R, "Consolidation of Variable Interest Entities," for investment in special-purpose entities, the Company deconsolidated the Trust from its financial statements as of December 31, 2003. The $125 million in trust preferred securities issued by the Trust qualify as Tier I capital under Federal Reserve Board guidelines. As a result of the issuance of FIN 46, the Federal Reserve Board is currently evaluating whether deconsolidation of entities such as the Trust will affect the qualification of the trust preferred securities as Tier I capital. The Company may prepay the Junior Subordinated Debt Securities, and in turn the trust preferred securities, at a prepayment price of 100% of the principal amount of these securities within 90 days of a determination by the Federal Reserve Board that trust preferred securities will no longer qualify as Tier I Capital.

Contractual Obligations

The Company has contractual obligations to make future payments on debt and lease agreements. See Notes 9, 10, 11 and 22 to Consolidated Financial Statements for further disclosures regarding contractual obligations. The following table summarizes the Company's contractual obligations at December 31, 2003.

	Payments Due by Period				
(Dollars in thousands)	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
Contractual Obligations:					
Deposit maturities	$ 8,599,128	$ 7,065,214	$ 1,020,526	$ 506,216	$ 7,172
Junior subordinated debt	128,866	–	–	–	128,866
Long-term debt	138,498	–	5,000	56,989	76,509
Other borrowings	2,112	607	812	541	152
Operating lease obligations	18,471	4,632	6,083	3,805	3,951
Purchase obligations	23,873	14,177	9,696	–	–
Total Contractual Obligations	$ 8,910,948	$ 7,084,630	$ 1,042,117	$ 567,551	$ 216,650

The Company's operating lease obligations represent short- and long-term operating lease and rental payments for facilities, certain software and data processing, and other equipment. Purchase obligations represent obligations to purchase goods and services that are legally binding and enforceable on the Company and that specifies all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The purchase obligation amounts presented above primarily relate to certain contractual payments for services provided for information technology.

Certain Litigation Contingencies

The Company and its subsidiaries are engaged in lines of business that are heavily regulated and involve a large volume of financial transactions with numerous customers through offices in six states. Although the Company and its subsidiaries have developed policies and procedures to minimize the impact of legal noncompliance and other disputes, litigation presents an ongoing risk.

During the past several years, a number of cases have been filed against some of the Company's subsidiaries generally alleging that loans were originated or renewed at a time or in a way that improperly increased the charges paid by the borrower and/or that the borrowers were charged fees or sold insurance products without appropriate disclosures or that were unnecessary under the particular circumstances. Plaintiffs in these actions seek large amounts of punitive damages and disproportionate actual damages, even though the claims arise out of transactions that involve relatively small amounts of money. The Company has settled the majority of cases filed, and no new cases of this nature were filed during 2003. The Company accrued a reserve of $3.2 million during the fourth quarter of 2002, which the Company believed was the amount needed to settle the claims covered in settlements then pending. These pending settlements were completed in the second quarter of 2003 for approximately $2.8 million, and the balance of the $3.2 million accrual was reversed. Subsequently in 2003, other cases were settled for approximately $270,000, bringing the total settlement payments in 2003 to approximately $3.1 million. As partial reimbursement for these settlements and related litigation costs and expenses, the Company executed an agreement with its insurance carrier, effective February 12, 2004, under which the Company received $3.15 million in insurance proceeds. This agreement resolves future coverage issues in favor of that carrier. The Company has not recorded a reserve for the lawsuits that are currently pending.

The Company intends to vigorously defend each of the lawsuits that remain pending, and believes that it has meritorious defenses in these cases. Based on the Company's experience with similar cases, the Company does not believe that the pending lawsuits will have a material adverse effect on the Company's consolidated financial position or results of operations. Litigation is, however, inherently uncertain, and the Company cannot make assurances that it will prevail in any of these actions, nor can it estimate with reasonable certainty the amount of damages that it might incur. Similar claims brought against other companies in the Company's market area have resulted in large awards of actual and punitive damages.

Additionally, the Company and its subsidiaries are defendants in various other lawsuits arising out of the normal course of business, including claims against entities to which the Company is a successor as a result of business combinations. In the opinion of management, the ultimate resolutions of this category of claims should not have a material adverse effect on the Company's consolidated financial position or results of operations.

Market Risk

Market risk reflects the risk of economic loss resulting from changes in interest rates and market prices. This risk of loss can be reflected in either reduced potential net interest revenue in future periods or diminished market values of financial assets.

The Company's market risk arises primarily from interest rate risk that is inherent in its lending, investment and deposit taking activities. Financial institutions derive their income primarily from the excess of interest collected over interest paid. The rates of interest the Company earns on its assets and owes on its liabilities are established contractually for a period of time. Since market interest rates change over time, the Company is exposed to lower profit margins (or losses) if it cannot adapt to interest rate changes. Several techniques might be used by a financial institution to minimize interest rate risk. One approach used by the Company is to periodically analyze its assets and liabilities and make future financing and investing decisions based on payment streams, interest rates, contractual maturities, repricing opportunities and estimated sensitivity to actual or potential changes in market interest rates. Such activities fall under the broad definition of asset/liability management. The Company's primary asset/liability management technique is the measurement of its asset/liability gap, that is, the difference between the amounts of interest-sensitive assets and liabilities that will be refinanced (repriced) during a given period. If the asset amount to be repriced exceeds the corresponding liability amount for a certain day, month, year or longer period, the Company is in an asset-sensitive gap position. In this situation, net interest revenue would increase if market interest rates rose or decrease if market interest rates fell. If, alternatively, more liabilities than assets will reprice, the Company is in a liability-sensitive position. Accordingly, net interest revenue would decline when rates rose and increase when rates fell. These examples assume that interest-rate changes for assets and liabilities are of the same magnitude, whereas actual interest-rate changes generally differ in magnitude for assets and liabilities.

Management seeks to manage interest rate risk through the utilization of various tools that include matching repricing periods for new assets and liabilities and managing the composition and size of the investment portfolio so as to reduce the risk in the deposit and loan portfolios, while at the same time maximizing the yield generated from the portfolio.

The following table provides information about the Company's financial instruments that are sensitive to changes in interest rates as of December 31, 2003. The expected maturity categories take into account repricing opportunities as well as contractual maturities. For core deposits without contractual maturities (interest bearing checking, savings and money market accounts), the table presents cash flows based on management's judgement concerning their most likely runoff or repricing behaviors. The fair value of loans, deposits and other borrowings are based on the discounted value of expected cash flows using a discount rate which is commensurate with the maturity. The fair value of securities is based on market prices or dealer quotes.

	Principal Amount Maturing/Repricing in:							Fair value
(Dollars in thousands)	2004	2005	2006	2007	2008	Thereafter	Total	December 31, 2003
Rate-sensitive assets:								
Fixed interest rate loans	$ 2,240,604	$ 851,567	$ 561,598	$ 269,859	$ 139,157	$ 100,569	$ 4,163,354	$ 4,275,275
Average interest rate	6.55%	6.68%	6.36%	6.35%	6.35%	6.88%	6.54%	
Variable interest rate loans	$ 2,144,381	–	–	–	–	–	$ 2,144,381	$ 2,158,153
Average interest rate	4.65%	–	–	–	–	–	4.65%	
Fixed interest rate securities	$ 485,566	$ 456,254	$ 542,586	$ 484,610	$ 429,425	$ 683,241	$ 3,081,682	$ 3,115,085
Average interest rate	4.22%	4.58%	4.05%	4.97%	4.48%	5.54%	4.69%	
Other interest bearing assets	$ 59,327	–	–	–	–	–	$ 59,327	$ 59,327
Average interest rate	1.11%	–	–	–	–	–	1.11%	
Mortgage servicing rights [(1)]	–	–	–	–	–	–	$ 32,466	$ 32,466
Rate-sensitive liabilities:								
Savings & interest bearing checking	$ 3,303,457	–	–	–	–	–	$ 3,303,457	$ 3,303,457
Average interest rate	0.80%	–	–	–	–	–	0.80%	
Fixed interest rate time deposits	$ 2,475,150	$ 761,298	$ 259,228	$ 262,139	$ 244,077	$ 7,172	$ 4,009,064	$ 4,078,188
Average interest rate	2.18%	2.99%	3.49%	4.65%	3.79%	4.39%	2.68%	
Fixed interest rate borrowings	$ 783	$ 5,842	$ 81	$ 9	$ 56,858	$ 201,760	$ 265,333	$ 287,802
Average interest rate	7.20%	6.45%	7.28%	8.00%	5.93%	7.32%	7.00%	
Variable interest rate borrowings	$ 437,014	–	–	–	–	–	$ 437,014	$ 437,014
Average interest rate	1.11%	–	–	–	–	–	1.11%	
Rate-sensitive off balance sheet items:								
Commitments to extend credit for single family mortgage loans	$ 28,520	–	–	–	–	–	$ 28,520	$ 28,520
Average interest rate	5.56%	–	–	–	–	–	5.56%	
Forward contracts	$ 29,500	–	–	–	–	–	$ 29,500	$ 29,500
Average interest rate	5.15%	–	–	–	–	–	5.15%	

[(1)] Mortgage servicing rights represent a non-financial asset that is rate-sensitive in that its value is dependent upon the underlying mortgage loans being serviced that are rate-sensitive.

Report of Independent Auditors

The Board of Directors and Shareholders
BancorpSouth, Inc.:

We have audited the consolidated balance sheets of BancorpSouth, Inc. and subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, shareholders' equity and comprehensive income and cash flows for each of the years in the three-year period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of BancorpSouth, Inc. and subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Memphis, Tennessee
January 30, 2004

Consolidated Balance Sheets
BancorpSouth, Inc. and Subsidiaries

(In thousands)	December 31 2003	2002
Assets		
Cash and due from banks	$ 369,699	$ 356,976
Interest bearing deposits with other banks	9,327	5,007
Held-to-maturity securities (fair value of $1,125,395 and $1,243,234)	1,091,991	1,193,375
Available-for-sale securities (amortized cost of $1,965,985 and $1,580,867)	1,989,690	1,642,172
Federal funds sold and securities purchased under agreement to resell	67,293	139,508
Loans	6,267,257	6,435,268
Less: Unearned discount	34,190	45,883
Allowance for credit losses	92,112	87,875
Net loans	6,140,955	6,301,510
Loans held for sale	74,669	57,804
Premises and equipment, net	212,216	210,183
Accrued interest receivable	75,914	83,614
Goodwill	59,671	32,462
Other assets	213,610	166,636
Total Assets	$ 10,305,035	$ 10,189,247
Liabilities and Shareholders' Equity		
Deposits:		
Demand:		
Noninterest bearing	$ 1,286,607	$ 1,183,127
Interest bearing	2,524,159	2,455,821
Savings	779,298	824,902
Other time	4,009,064	4,085,068
Total deposits	8,599,128	8,548,918
Federal funds purchased and securities sold under agreement to repurchase	437,014	457,389
Accrued interest payable	17,140	23,306
Junior subordinated debt securities	128,866	125,000
Long-term debt	138,498	139,757
Other liabilities	115,483	87,054
Total Liabilities	9,436,129	9,381,424
Shareholders' Equity		
Common stock, $2.50 par value Authorized – 500,000,000 shares; Issued – 77,926,645 and 77,680,664 shares, respectively	194,817	194,202
Capital surplus	43,344	20,773
Accumulated other comprehensive income	14,298	37,744
Retained earnings	616,447	555,104
Total Shareholders' Equity	868,906	807,823
Commitments and contingent liabilities	–	–
Total Liabilities and Shareholders' Equity	$ 10,305,035	$ 10,189,247

See accompanying notes to consolidated financial statements.

Consolidated Statements of Income

BancorpSouth, Inc. and Subsidiaries

(In thousands, except per share amounts)	Year Ended December 31 2003	2002	2001
Interest Revenue			
Loans	$ 400,029	$ 447,756	$ 509,464
Deposits with other banks	347	279	521
Federal funds sold and securities purchased under agreement to resell	6,588	11,531	20,677
Held-to-maturity securities:			
Taxable	46,320	55,091	56,417
Tax-exempt	8,096	9,688	10,667
Available-for-sale securities:			
Taxable	54,426	54,066	50,848
Tax-exempt	7,871	8,636	8,500
Loans held for sale	3,234	3,371	3,381
Total interest revenue	526,911	590,418	660,475
Interest Expense			
Deposits	149,022	188,530	300,838
Federal funds purchased and securities sold under agreement to repurchase	8,114	12,461	21,535
Other	18,669	17,901	8,720
Total interest expense	175,805	218,892	331,093
Net interest revenue	351,106	371,526	329,382
Provision for credit losses	25,130	29,411	22,259
Net interest revenue, after provision for credit losses	325,976	342,115	307,123
Noninterest Revenue			
Mortgage lending	23,252	2,515	11,191
Service charges	61,899	49,249	42,759
Life insurance premiums	3,255	4,340	4,528
Trust income	7,214	7,021	6,929
Securities gains, net	13,837	5,486	10,671
Insurance commissions	39,749	23,604	20,422
Other	40,880	32,611	31,498
Total noninterest revenue	190,086	124,826	127,998
Noninterest Expense			
Salaries and employee benefits	181,810	163,691	149,685
Occupancy, net of rental income	22,973	21,658	20,529
Equipment	23,411	24,962	26,799
Telecommunications	7,477	7,827	8,693
Other	86,923	86,847	83,612
Total noninterest expense	322,594	304,985	289,318
Income before income taxes	193,468	161,956	145,803
Income tax expense	62,334	49,938	47,340
Net Income	$ 131,134	$ 112,018	$ 98,463
Net Income Per Share: Basic	$ 1.69	$ 1.40	$ 1.19
Diluted	$ 1.68	$ 1.39	$ 1.19

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity and Comprehensive Income

BancorpSouth, Inc. and Subsidiaries
Years Ended December 31, 2003, 2002 and 2001

(Dollars in thousands, except per share amounts)	Common Stock Shares	Common Stock Amount	Capital Surplus	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balance, December 31, 2000	84,043,340	$ 210,108	$ 48,667	$ 15,202	$ 515,599	$ 789,576
Net income	–	–	–	–	98,463	98,463
Change in fair value of available-for-sale securities, net of tax effect of $5,765	–	–	–	9,041	–	9,041
Comprehensive income	–	–	–	–	–	107,504
Shares issued	127,305	318	866	–	–	1,184
Recognition of stock compensation	56,000	140	935	–	(115)	960
Purchase of stock	(3,000,855)	(7,502)	(39,011)	–	–	(46,513)
Cash dividends declared, $0.57 per share	–	–	–	–	(47,308)	(47,308)
Balance, December 31, 2001	81,225,790	203,064	11,457	24,243	566,639	805,403
Net income	–	–	–	–	112,018	112,018
Change in fair value of available-for-sale securities, net of tax effect of $8,379	–	–	–	13,501	–	13,501
Comprehensive income	–	–	–	–	–	125,519
Business combinations	599,626	1,500	9,230	–	–	10,730
Other shares issued	566,531	1,416	4,281	–	–	5,697
Recognition of stock compensation	28,000	70	2,343	–	459	2,872
Purchase of stock	(4,739,283)	(11,848)	(6,538)	–	(75,379)	(93,765)
Cash dividends declared, $0.61 per share	–	–	–	–	(48,633)	(48,633)
Balance, December 31, 2002	77,680,664	194,202	20,773	37,744	555,104	807,823
Net income	–	–	–	–	131,134	131,134
Change in fair value of available-for-sale securities, net of tax effect of ($14,457)	–	–	–	(23,142)	–	(23,142)
Minimum pension liability, net of tax effect of $188	–	–	–	(304)	–	(304)
Comprehensive income	–	–	–	–	–	107,688
Business combinations	900,227	2,251	16,747	–	–	18,998
Other shares issued	432,469	1,081	5,824	–	–	6,905
Recognition of stock compensation	–	–	–	–	771	771
Purchase of stock	(1,086,715)	(2,717)	–	–	(19,734)	(22,451)
Cash dividends declared, $0.66 per share	–	–	–	–	(50,828)	(50,828)
Balance, December 31, 2003	77,926,645	$ 194,817	$ 43,344	$ 14,298	$ 616,447	$ 868,906

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

BancorpSouth, Inc. and Subsidiaries

(In thousands)	Year Ended December 31 2003	2002	2001
Operating Activities:			
Net income	$ 131,134	$ 112,018	$ 98,463
Adjustment to reconcile net income to net cash provided by operating activities:			
Provision for credit losses	25,130	29,411	22,259
Depreciation and amortization	25,507	26,528	27,328
Deferred taxes	8,210	16	3,452
Amortization of intangibles	15,257	10,334	10,431
Amortization of debt securities premium and discount, net	11,692	2,087	(1,190)
Security gains, net	(13,837)	(5,486)	(10,671)
Net deferred loan origination expense	(7,703)	(8,088)	(8,456)
Decrease in interest receivable	7,700	2,597	4,246
Decrease in interest payable	(6,166)	(7,953)	(9,487)
Realized gain on student loans sold	(2,880)	(2,651)	(2,403)
Proceeds from student loans sold	107,595	92,351	93,688
Origination of student loans held for sale	(80,909)	(111,219)	(88,825)
Realized gain on mortgages sold	(18,232)	(11,602)	(2,946)
Proceeds from mortgages sold	1,190,114	1,053,902	873,027
Origination of mortgages held for sale	(1,149,447)	(1,041,980)	(913,860)
Other, net	(798)	(11,966)	(11,393)
Net cash provided by operating activities	242,367	128,299	83,663
Investing Activities:			
Proceeds from calls and maturities of held-to-maturity securities	1,670,024	699,713	509,300
Proceeds from calls and maturities of available-for-sale securities	477,913	1,332,836	348,464
Proceeds from sales of held-to-maturity securities	10,112	5,278	51,212
Proceeds from sales of available-for-sale securities	738,167	661,246	766,110
Purchases of held-to-maturity securities	(1,578,784)	(786,621)	(649,328)
Purchases of available-for-sale securities	(1,594,140)	(2,519,011)	(1,142,904)
Net (increase) decrease in short-term investments	72,215	204,003	(130,586)
Net (increase) decrease in loans	80,021	(186,121)	13,334
Purchases of premises and equipment	(27,489)	(27,934)	(44,912)
Proceeds from sale of premises and equipment	2,734	5,773	6,437
Net cash paid for acquisitions	(14,539)	(5,719)	–
Other, net	(31,684)	(45,509)	(24,479)
Net cash used in investing activities	(195,450)	(662,066)	(297,352)
Financing Activities:			
Net increase in deposits	50,210	593,031	375,920
Net decrease in short-term debt and other liabilities	(14,233)	(22,837)	(26,225)
Repayment of long-term debt	(1,259)	(18,682)	(11,110)
Issuance of junior subordinated debt	–	121,063	–
Issuance of common stock	7,677	5,697	1,184
Purchase of common stock	(22,451)	(93,765)	(46,513)
Payment of cash dividends	(49,818)	(48,300)	(46,599)
Net cash provided by (used in) financing activities	(29,874)	536,207	246,657
Increase in Cash and Cash Equivalents	17,043	2,440	32,968
Cash and Cash Equivalents at Beginning of Year	361,983	359,543	326,575
Cash and Cash Equivalents at End of Year	$ 379,026	$ 361,983	$ 359,543

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

The consolidated financial statements of BancorpSouth, Inc. (the "Company") have been prepared in conformity with accounting principles generally accepted in the United States of America and prevailing practices within the banking industry. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheets and revenues and expenses for the periods reported. Actual results could differ significantly from those estimates. The Company and its subsidiaries are engaged in the business of banking and activities closely related to banking. The Company and its subsidiaries are subject to the regulations of certain federal and state agencies and undergo periodic examinations by those regulatory agencies. The following is a summary of the more significant accounting and reporting policies.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, BancorpSouth Bank and its wholly owned subsidiaries (the "Bank"). All significant intercompany accounts and transactions have been eliminated in consolidation. Certain 2002 and 2001 amounts have been reclassified to conform with the 2003 presentation.

Cash Flow Statements

Cash equivalents include cash and amounts due from banks, including interest bearing deposits with other banks. The Company paid interest of approximately $181,971,000, $226,710,000 and $340,580,000 and income taxes of approximately $41,851,000, $54,930,000 and $48,081,000 for the years ended December 31, 2003, 2002 and 2001, respectively. Fair value of assets acquired during 2003 as a result of business combinations totaled $50,590,000, while liabilities assumed totaled $17,053,000. Fair value of assets acquired during 2002 as a result of business combinations totaled $138,096,000, while liabilities assumed totaled $121,647,000.

Securities

Securities are classified as either held-to-maturity, trading, or available-for-sale. Held-to-maturity securities are debt securities that the Company has the ability and management has the positive intent to hold to maturity. They are reported at amortized cost. Trading securities are debt and equity securities that are bought and held principally for the purpose of selling them in the near term. They are reported at fair value, with unrealized gains and losses included in earnings. Available-for-sale securities are debt and equity securities not classified as either held-to-maturity securities or trading securities. They are reported at fair value, with unrealized gains and losses excluded from earnings and reported, net of tax, as a separate component of shareholders' equity until realized. Gains and losses on securities are determined on the identified certificate basis. Amortization of premium and accretion of discount are computed using the interest method. Changes in the valuation of securities which are considered other than temporary are recorded as losses in the period recognized.

Securities Purchased and Sold Under Agreement to Resell or Repurchase

The Bank has entered into a secured borrowing arrangement with the State of Mississippi whereby the Bank is required to provide collateral amounts of 102%, in U.S. Treasury or Government National Mortgage Association ("GNMA") securities, of the fair value and accrued income of the securities sold under repurchase agreement. The Bank has entered into third party lending arrangements, structured as securities purchased under agreement to resell, that mirror the collateral provisions of the agreement with the State of Mississippi, and provide for a fixed spread between the interest rate paid and earned by the Bank. The Bank remains responsible for repayment of the monies borrowed from the State of Mississippi.

Loans

Loans are recorded at the face amount of the notes reduced by collections of principal. Loans include net unamortized deferred origination costs. Unearned discount on discount-basis consumer loans and net deferred origination costs are recognized as income using a method which approximates the interest method. Interest is recorded monthly as earned on all other loans. Where doubt exists as to the collectibility of the loans, interest income is recorded as payment is received.

Provision and Allowance for Credit Losses

The provision for credit losses charged to expense is an amount that, in the judgment of management, is necessary to maintain the allowance for credit losses at a level that is adequate based on estimated probable losses on the Company's current portfolio of loans. Management's judgment is based on a variety of factors which include the Company's experience related to loan balances, charge-offs and recoveries, scrutiny of individual loans and risk factors, results of regulatory agency reviews of loans, and present economic conditions in the Company's market area. Material estimates that are particularly susceptible to significant change in the near term are a necessary part of this process. Future additions to the allowance may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for credit losses. Such agencies may require the Company to recognize adjustments to the allowance based on their judgments about information available to them at the time of their examination.

Loans Held for Sale

Loans held for sale are recorded at the lower of aggregate cost or fair value.

Premises and Equipment

Premises and equipment are stated at cost, less accumulated depreciation and amortization. Provisions for depreciation and amortization, computed using straight-line and accelerated methods, are charged to expense over the shorter of the lease term or the estimated useful lives of the assets. Costs of major additions and improvements are capitalized. Expenditures for routine maintenance and repairs are charged to expense as incurred.

Other Real Estate Owned

Real estate acquired in settlement of loans is carried at the lower of cost or fair value, less estimated selling costs. Fair value is based on independent appraisals and other relevant factors. At the time of acquisition, any excess of cost over fair value is charged to the allowance for credit losses. Gains and losses realized on sales are included in other revenue.

Mortgage Servicing Rights

Mortgage servicing rights are capitalized as assets by allocating the total cost incurred between the loan and the servicing rights based on their relative fair values. Fair values are determined using a valuation model that calculates the present value of future cash flows using prepayment assumptions based upon dealer consensus and discount rates based upon market indices at the date of determination. Capitalized mortgage servicing rights are being amortized in proportion to, and over the period of, the estimated net servicing income of the underlying asset. On a quarterly basis, capitalized mortgage servicing rights are evaluated for impairment based on the excess of the carrying amount of the mortgage servicing rights over their fair value. Impairment and recovery are recognized through a valuation allowance.

Pension and Postretirement Benefits Accounting

The Company accounts for its defined benefit pension plans using an actuarial model as required by Statement of Financial Accounting Standards ("SFAS") No. 87, "Employers' Accounting for Pensions." This model uses an approach that allocates pension costs over the service period of employees in the plan. The Company accounts for its other postretirement benefits using the requirements of SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 106 requires the Company to recognize net periodic postretirement benefit costs as employees render the services necessary to earn their postretirement benefits. The principle underlying the accounting as required by SFAS No. 87 and SFAS No. 106 is that employees render service ratably over the service period and, therefore, the income statement effects of the Company's defined benefit pension and postretirement benefit plans should follow the same pattern.

Stock-Based Compensation

At December 31, 2003, the Company had three stock-based employee compensation plans, which are described more fully in Note 15, Stock Incentive and Stock Option Plans. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," for the years ended December 31, 2003, 2002 and 2001.

(In thousands, except per share amounts)		2003	2002	2001
Net income, as reported		$ 131,134	$ 112,018	$ 98,463
Deduct: Stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects		(734)	(977)	(919)
Pro forma net income		$ 130,400	$ 111,041	$ 97,544
Basic earnings per share:	As reported	$ 1.69	$ 1.40	$ 1.19
	Pro forma	1.68	1.39	1.18
Diluted earnings per share:	As reported	$ 1.68	$ 1.39	$ 1.19
	Pro forma	1.67	1.38	1.18

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions used for grants in 2003, 2002 and 2001: expected options lives of 7 years for all three years; expected dividend yield of 3.10%, 3.10% and 3.70%; expected volatility of 21%, 22% and 23% and risk-free interest rates of 3.0%, 5.0% and 5.5%.

Certain of the Company's stock option plans contain provisions for stock appreciation rights ("SARs"). Accounting rules for SARs require the recognition of expense for appreciation in the market value of the Company's common stock or a reduction of expense in the event of a decline in the market value of the Company's common stock. See Note 15, Stock Incentive and Stock Option Plans, for further disclosures regarding SARs.

Derivative Instruments and Hedging Activities

The derivatives held by the Company are commitments to fund fixed-rate mortgage loans to customers and forward commitments to sell individual fixed-rate mortgage loans. The Company's objective in obtaining the forward commitments is to mitigate the interest rate risk associated with the commitments to fund the fixed-rate mortgage loans. Both the commitments to fund fixed-rate mortgage loans and the forward commitments to sell individual fixed-rate mortgage loans are reported at fair value, with adjustments being recorded in current period earnings, and are not accounted for as hedges.

Recent Pronouncements

In July 2002, SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," was issued. SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recorded when it is incurred and can be measured at fair value. The statement was adopted by the Company effective January 1, 2003 and has had no material impact on the financial position or results of operations of the Company.

In November 2002, FASB Interpretation No. ("FIN") 45, "Guarantors Accounting and Disclosure Requirement for Guarantees, Including Indirect Guarantees of Indebtedness of Others," was issued. FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements regarding its obligations under certain guarantees that it has issued. FIN 45 also clarifies the requirement of the guarantor to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and initial measurement provisions of this interpretation were adopted by the Company effective January 1, 2003. The disclosure requirements of this interpretation were adopted by the Company effective December 16, 2002. The adoption of FIN 45 has had no material impact on the financial position or results of operations of the Company.

In January 2003, FIN 46, "Consolidation of Variable Interest Entities," was issued. FIN 46 sets forth the criteria used to determine whether an entity's investment in a variable interest entity ("VIE") should be consolidated with the entity. FIN 46 is based on the general premise that a company that controls another entity through an interest other than a voting interest should consolidate the controlled entity. In December 2003, the FASB issued FIN 46 (revised December 2003)("FIN 46R"), "Consolidation of Variable Interest Entities," which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity. FIN 46R replaces FIN 46. The Company adopted the transition guidance of FIN 46R for special purpose entities in 2003. As a result of the adoption of FIN 46R, BancorpSouth Capital Trust I was prospectively deconsolidated from the Company's consolidated financial statements at December 31, 2003 as described in Note 11, Junior Subordinated Debt Securities.

In April 2003, SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," was issued. SFAS No. 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is effective for contracts and hedging relationships entered into, modified or designated after June 30, 2003. The provisions of SFAS No. 149 that relate to SFAS No. 133 Implementation Issues that have been effective for fiscal quarters that began prior to June 15, 2003 should continue to be applied in accordance with their respective effective dates. SFAS No. 149 was adopted by the Company effective June 30, 2003. The adoption of SFAS No. 149 has had no material impact on the financial position or results of operations of the Company.

In May 2003, SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," was issued. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003 and for the first interim period beginning after June 15, 2003. SFAS No. 150 was adopted by the Company effective May 31, 2003. The adoption of SFAS No. 150 has had no material impact on the financial position or results of operations of the Company.

In December 2003, SFAS No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits," was revised ("SFAS No. 132R"). SFAS No. 132R does not change the measurement or recognition provisions of the original standard. However, SFAS No. 132R requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The disclosure provisions of this revision are effective for financial statements with fiscal years ending after December 15, 2003. SFAS No. 132R was adopted by the Company effective December 31, 2003. The adoption of SFAS No. 132R has had no material impact on the financial position or results of operations of the Company.

In November 2003, a consensus was reached on Emerging Issues Task Force ("EITF") No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF No. 03-1 addresses the meaning of other-than-temporary impairment and its application to investments classified as either available-for-sale or held-to-maturity under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The disclosure requirements adopted by the EITF include aggregated data related to impaired investments in tabular form and narrative material. EITF No. 03-1 was adopted by the Company effective December 31, 2003. The adoption of EITF No. 03-1 has had no material impact on the financial position or results of operations of the Company.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. The Company, with the exception of the Bank's credit life insurance subsidiary, files a consolidated federal income tax return.

Other

Trust income is recorded on the cash basis as received, which results in an amount that does not differ materially from the amount that would be recorded under the accrual basis.

(2) Business Combinations

On February 28, 2002, Pinnacle Bancshares, Inc., a $130 million bank holding company headquartered in Little Rock, Arkansas, merged with and into the Company. Pursuant to the merger, Pinnacle Bancshare's subsidiary, Pinnacle Bank, merged into the Bank. Consideration paid to complete this transaction consisted of 554,602 shares of common stock in addition to cash paid to the Pinnacle shareholders in the aggregate amount of $9,524,000. This transaction was accounted for as a purchase and, accordingly, the results of operations have been included since the date of acquisition. This acquisition was not material to the results of operations of the Company.

On May 3, 2002, certain assets of First Land and Investment Company were purchased by the Company. Consideration paid to complete this transaction consisted of 45,024 shares of the Company's common stock. This transaction was accounted for as a purchase and, accordingly, the results of operations have been included since the date of acquisition. This acquisition was not material to the results of operations of the Company.

On May 15, 2003, certain assets of WMS, L.L.C. ("WMS"), an independent insurance agency headquartered in Baton Rouge, Louisiana, that operated under the name of Wright & Percy Insurance, were acquired by BancorpSouth Insurance Services, Inc., a subsidiary of the Bank ("BancorpSouth Insurance"). Consideration paid to complete this transaction consisted of 426,309 shares of the Company's common stock in addition to cash paid to WMS in the aggregate amount of approximately $9,711,000. Based on the performance of WMS over the three years following the completion of this transaction, the Company may have to pay an additional aggregate amount of up to $8,584,000 in cash to WMS in three annual installments. The operations of Wright & Percy Insurance became a part of BancorpSouth Insurance. This transaction was accounted for as a purchase and, accordingly, the results of operations have been included since the date of acquisition. This acquisition was not material to the financial position or results of operations of the Company.

On August 1, 2003, Ramsey, Krug, Farrell & Lensing, Inc. ("RKF&L"), an independent insurance agency headquartered in Little Rock, Arkansas, merged with and into the Bank. Subsequent to the merger, the operations of RKF&L became a part of BancorpSouth Insurance. Consideration paid to complete this transaction consisted of 473,918 shares of the Company's common stock in addition to cash paid to RKF&L shareholders in the aggregate amount of approximately $10,028,000. Based on the performance of RKF&L over the three years following the completion of this transaction, the Company may have to pay an additional aggregate amount of up to $7,633,000 in a combination of cash and shares of the Company's common stock to RKF&L shareholders in three annual installments. This transaction was accounted for as a purchase and, accordingly, the results of operations have been included since the date of acquisition. This acquisition was not material to the financial position or results of operations of the Company.

(3) Held-to-Maturity Securities

A comparison of amortized cost and estimated fair values of held-to-maturity securities as of December 31, 2003 and 2002 follows:

	2003			
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury	$ 7,315	$ 415	$ –	$ 7,730
U.S. Government agencies and corporations	869,732	21,024	99	890,657
Obligations of states and political subdivisions	166,077	9,713	296	175,494
Other	48,867	2,647	–	51,514
Total	$ 1,091,991	$ 33,799	$ 395	$ 1,125,395

	2002			
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury	$ 28,406	$ 1,008	$ –	$ 29,414
U.S. Government agencies and corporations	895,681	38,009	15	933,675
Obligations of states and political subdivisions	199,975	7,996	273	207,698
Other	69,313	3,482	348	72,447
Total	$ 1,193,375	$ 50,495	$ 636	$ 1,243,234

Gross gains of $768,000 and gross losses of $420,000 were recognized in 2003, gross gains of $310,000 and gross losses of $129,000 were recognized in 2002 and gross gains of $767,000 and gross losses of $29,000 were recognized in 2001 on held-to-maturity securities. Except for the following, these gains and losses were the result of held-to-maturity securities being called prior to maturity. Included in the 2003 amounts are a gross gain of $389,000 and a gross loss of $407,000 related to the sale of held-to-maturity securities with a combined amortized cost of $10,130,000. These securities were sold because of deterioration in the issuers' creditworthiness. Included in the 2002 amounts is a gross loss of $44,000 related to the sale of a held-to-maturity security with an amortized cost of $5,322,000. This security was sold because of deterioration in the issuer's creditworthiness. Included in the 2001 amounts is a gross gain of $218,000 related to the sale of held-to-maturity securities with amortized cost of $45,682,000 whose actual maturity date was within 90 days of the sale date.

Held-to-maturity securities with a carrying value of approximately $752.0 million at December 31, 2003 were pledged to secure public and trust funds on deposit and for other purposes. Included in held-to-maturity securities at December 31, 2003 were securities with a carrying value of $127.0 million issued by the State of Mississippi and securities with a carrying value of $16.6 million issued by the State of Arkansas.

The amortized cost and estimated fair value of held-to-maturity securities at December 31, 2003 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	2003	
(In thousands)	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 244,112	$ 247,318
Due after one year through five years	671,416	689,814
Due after five years through ten years	124,271	132,503
Due after ten years	52,192	55,760
Total	$ 1,091,991	$ 1,125,395

A summary of temporarily impaired held-to-maturity investments with continuous unrealized loss positions at December 31, 2003 follows:

	Less Than 12 Months		12 Months or Longer		Total	
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Government agencies and corporations	$ 96,218	$ 96	$ 5,000	$ 3	$ 101,218	$ 99
Obligations of states and political subdivisions	11,572	160	61	136	11,633	296
Total	$ 107,790	$ 256	$ 5,061	$ 139	$ 112,851	$ 395

Based upon review of the sector credit ratings of these securities and the positive intent to hold the securities to maturity at which point the fair value will mirror amortized cost, the impairments related to the securities were determined to be temporary.

(4) Available-for-Sale Securities

A comparison of amortized cost and estimated fair values of available-for-sale securities as of December 31, 2003 and 2002 follows:

	2003			
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury	$ 224,633	$ 22	$ 7,259	$ 217,396
U.S. Government agencies and corporations	1,495,835	32,501	12,830	1,515,506
Obligations of states and political subdivisions	158,013	8,182	75	166,120
Preferred stock	42,343	225	278	42,290
Other	45,161	3,250	33	48,378
Total	$ 1,965,985	$ 44,180	$ 20,475	$ 1,989,690

		2002		
(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. Treasury	$ 299	$ 33	$ –	$ 332
U.S. Government agencies and corporations	1,325,432	52,179	103	1,377,508
Obligations of states and political subdivisions	178,036	6,461	244	184,253
Preferred stock	47,343	217	291	47,269
Other	29,757	3,126	73	32,810
Total	$ 1,580,867	$ 62,016	$ 711	$ 1,642,172

Gross gains of $13,492,000 and gross losses of $3,000 were recognized in 2003, gross gains of $5,448,000 and gross losses of $143,000 were recognized in 2002 and gross gains of $10,856,000 and gross losses of $923,000 were recognized in 2001 on available-for-sale securities.

Available-for-sale securities with a carrying value of approximately $1.1 billion at December 31, 2003 were pledged to secure public and trust funds on deposit and for other purposes. Included in available-for-sale securities at December 31, 2003, were securities with a carrying value of $76.7 million issued by the State of Mississippi and securities with a carrying value of $65.8 million issued by the State of Arkansas.

The amortized cost and estimated fair value of available-for-sale securities at December 31, 2003 by contractual maturity are shown below. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Equity securities are considered as maturing after 10 years.

	2003	
(In thousands)	Amortized Cost	Estimated Fair Value
Due in one year or less	$ 157,865	$ 160,339
Due after one year through five years	1,275,116	1,293,647
Due after five years through ten years	384,559	382,653
Due after ten years	148,445	153,051
Total	$ 1,965,985	$ 1,989,690

A summary of temporarily impaired available-for-sale investments with continuous unrealized loss positions at December 31, 2003 follows:

	Less Than 12 Months		12 Months or Longer		Total	
(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury	$ 217,074	$ 7,259	$ –	$ –	$ 217,074	$ 7,259
U.S. Government agencies and corporations	522,045	12,830	–	–	522,045	12,830
Obligations of states and political subdivisions	4,871	22	1,284	53	6,155	75
Preferred stock	1,272	228	4,950	50	6,222	278
Other	186	33	–	–	186	33
Total	$ 745,448	$ 20,372	$ 6,234	$ 103	$ 751,682	$ 20,475

Based upon review of the sector credit ratings of these securities and the volatility of the security's market price, the impairments related to the securities were determined to be temporary.

(5) Loans

A summary of loans classified by collateral type at December 31, 2003 and 2002 follows:

(In thousands)	2003	2002
Commercial and agricultural	$ 743,286	$ 716,891
Consumer and installment	533,755	727,083
Real estate mortgage:		
1-4 Family	1,992,252	2,122,202
Other	2,746,463	2,528,253
Lease financing	227,918	311,769
Other	23,583	29,070
Total	$ 6,267,257	$ 6,435,268

Non-performing loans consist of both non-accrual loans and loans which have been restructured (primarily in the form of reduced interest rates) because of the borrower's weakened financial condition. The aggregate principal balance of non-accrual loans was $18,139,000 and $10,514,000 at December 31, 2003 and 2002, respectively. Restructured loans totaled $2,659,000 and $20,000 at December 31, 2003 and 2002, respectively.

The total amount of interest earned on non-performing loans was approximately $248,000, $274,000 and $493,000 in 2003, 2002 and 2001, respectively. The gross interest income which would have been recorded under the original terms of those loans amounted to $1,334,000, $936,000 and $1,402,000 in 2003, 2002 and 2001, respectively.

Loans considered impaired, under SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan-Income Recognition and Disclosures," are loans which, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. The Company's recorded investment in loans considered impaired at December 31, 2003 and 2002 was $13,979,000 and $9,797,000, respectively, with a valuation allowance of $6,854,000 and $4,827,000, respectively. The average recorded investment in impaired loans during 2003 and 2002 was $15,695,000 and $9,408,000, respectively.

(6) Allowance for Credit Losses

The following summarizes the changes in the allowance for credit losses for the years ended December 31, 2003, 2002 and 2001:

(In thousands)	2003	2002	2001
Balance at beginning of year	$ 87,875	$ 83,150	$ 81,730
Provision charged to expense	25,130	29,411	22,259
Recoveries	3,848	3,461	4,050
Loans charged off	(24,741)	(29,376)	(24,889)
Acquisitions	–	1,229	–
Balance at end of year	$ 92,112	$ 87,875	$ 83,150

(7) Premises and Equipment

A summary by asset classification at December 31, 2003 and 2002 follows:

(In thousands)	Estimated Useful Life Years	2003	2002
Land	N/A	$ 36,779	$ 35,274
Buildings and improvements	20-50	166,756	164,210
Leasehold improvements	10-20	6,742	5,811
Equipment, furniture and fixtures	3-12	187,734	176,428
Construction in progress	N/A	16,291	11,328
Subtotal		414,302	393,051
Accumulated depreciation and amortization		202,086	182,868
Premises and equipment, net		$ 212,216	$ 210,183

(8) Goodwill and Other Intangible Assets

The following table presents the changes in the carrying amount of goodwill by operating segment for the years ended December 31, 2003 and 2002:

	2003		
(In thousands)	Community Banking	General Corporate and Other	Total
Balance as of January 1, 2003	$ 32,423	$ 39	$ 32,462
Goodwill acquired during the year	861	26,348	27,209
Balance as of December 31, 2003	$ 33,284	$ 26,387	$ 59,671

	2002		
(In thousands)	Community Banking	General Corporate and Other	Total
Balance as of January 1, 2002	$ 27,495	$ 39	$ 27,534
Goodwill reclassified as other identifiable intangible	(3,177)	–	(3,177)
Goodwill acquired during the year	8,105	–	8,105
Balance as of December 31, 2002	$ 32,423	$ 39	$ 32,462

The Company's annual goodwill impairment evaluation for 2003 and 2002 indicated no impairment of goodwill for its reporting units. The Company will continue to test reporting unit goodwill for potential impairment on an annual basis in the Company's fourth quarter, or sooner if a goodwill impairment indicator is identified.

The following table presents information regarding the components of the Company's identifiable intangible assets for the years ended December 31, 2003 and 2002:

	Year ended December 31, 2003		Year ended December 31, 2002	
(In thousands)	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortized intangible assets:				
Core deposit intangibles	$ 11,549	$ 5,661	$ 11,549	$ 4,192
Customer relationship intangibles	21,702	2,438	4,877	601
Mortgage servicing rights	90,790	41,115	77,615	29,164
Total	$ 124,041	$ 49,214	$ 94,041	$ 33,957
Unamortized intangible assets:				
Trade names	$ 688	$ –	$ –	$ –

	Year ended December 31,	
(In thousands)	2003	2002
Aggregate amortization expense for:		
Core deposit intangibles	$ 1,469	$ 1,503
Customer relationship intangibles	1,837	280
Mortgage servicing rights	11,951	8,632
Total	$ 15,257	$ 10,415

At December 31, 2003 and December 31, 2002, aggregate impairment for mortgage servicing rights was approximately $17,209,000 and approximately $23,197,000, respectively.

The following table presents information regarding estimated amortization expense on the Company's amortizable identifiable intangible assets for the year ended December 31, 2004, and the succeeding four years.

(In thousands)	Core Deposit Intangibles	Customer Relationship Intangibles	Mortgage Servicing Rights	Total
Estimated amortization expense:				
For the year ended December 31, 2004	$ 1,372	$ 2,655	$ 9,900	$ 13,927
For the year ended December 31, 2005	1,280	2,238	7,800	11,318
For the year ended December 31, 2006	1,197	1,888	6,400	9,485
For the year ended December 31, 2007	1,113	1,594	5,100	7,807
For the year ended December 31, 2008	851	1,376	4,095	6,322

The following table provides the transitional disclosures required under SFAS No. 142 for the Company's goodwill and other intangible assets:

	For the year ended December 31		
(In thousands, except per share amounts)	2003	2002	2001
Reported net income	$ 131,134	$ 112,018	$ 98,463
Add back: Goodwill amortization	–	–	3,013
Adjusted net income	$ 131,134	$ 112,018	$ 101,476
Basic earnings per share:			
Reported net income	$ 1.69	$ 1.40	$ 1.19
Goodwill amortization	–	–	0.04
Adjusted net income	$ 1.69	$ 1.40	$ 1.23
Diluted earnings per share:			
Reported net income	$ 1.68	$ 1.39	$ 1.19
Goodwill amortization	–	–	0.04
Adjusted net income	$ 1.68	$ 1.39	$ 1.23

(9) Time Deposits and Short-Term Debt

Certificates of deposit and other time deposits of $100,000 or more amounting to approximately $1,772,453,000 and $1,818,159,000 were outstanding at December 31, 2003 and 2002, respectively. Total interest expense relating to certificate and other time deposits of $100,000 or more totaled approximately $50,511,000, $50,191,000 and $75,015,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

For time deposits with a remaining maturity of more than one year at December 31, 2003, the aggregate amount of maturities for each of the following five years is presented in the following table:

Maturing in	*Amount* (In thousands)
2005	$ 761,298
2006	259,228
2007	262,139
2008	244,077
2009	6,008
Thereafter	1,164
Total	$1,533,914

Presented below is information relating to short-term debt for the years ended December 31, 2003, 2002 and 2001:

(Dollars in thousands)	End of Period Balance	End of Period Interest Rate	Daily Average Balance	Daily Average Interest Rate	Maximum Outstanding At Any Month End
2003					
Federal funds purchased	$ 1,500	0.7%	$ 7,768	1.2%	$ 102,000
Flex-repos purchased	17,293	2.1%	89,167	4.7%	128,553
Securities sold under repurchase agreements	418,221	1.0%	369,087	1.1%	436,548
Short-term Federal Home Loan Bank advances	–	–	7,534	1.1%	50,000
Total	$ 437,014		$ 473,556		$ 717,101
2002					
Federal funds purchased	$ 1,300	0.9%	$ 3,412	1.6%	$ 15,900
Flex-repos purchased	134,508	4.7%	141,882	5.6%	163,898
Securities sold under repurchase agreements	321,581	1.1%	309,012	1.5%	356,198
Short-term Federal Home Loan Bank advances	–	–	1,337	4.3%	4,000
Total	$ 457,389		$ 455,643		$ 539,996
2001					
Federal funds purchased	$ –	–	$ 621	5.7%	$ 400
Flex-repos purchased	168,511	5.6%	186,841	5.7%	198,085
Securities sold under repurchase agreements	305,401	1.4%	313,299	3.5%	339,462
Total	$ 473,912		$ 500,761		$ 537,947

Federal funds purchased generally mature the day following the date of purchase while securities sold under repurchase agreements generally mature within 30 days from the date of sale. At December 31, 2003, the Bank had established informal federal funds borrowing lines of credit aggregating $275,000,000.

(10) Long-Term Debt

The Bank has entered into a blanket floating lien security agreement with the Federal Home Loan Bank ("FHLB") of Dallas. Under the terms of this agreement, the Bank is required to maintain sufficient collateral to secure borrowings in an aggregate amount of the lesser of 75% of the book value (unpaid principal balance) of the Bank's eligible mortgage loans pledged as collateral or 35% of the Bank's assets.

At December 31, 2003, the following FHLB fixed term advances were repayable as follows:

Final due date	Interest rate	Amount (In thousands)
2005	6.32%	$ 5,000
2008 and beyond	5.86% – 7.19%	133,498
Total		$ 138,498

(11) Junior Subordinated Debt Securities

On January 28, 2002, the Company issued $128,866,000 in 8.15% Junior Subordinated Debt Securities to BancorpSouth Capital Trust I (the "Trust"), a business trust. The Trust used the proceeds from the issuance of five million shares of 8.15% trust preferred securities, $25 face value per share, to acquire the 8.15% Junior Subordinated Debt Securities. Both the Junior Subordinated Debt Securities and the trust preferred securities mature on January 28, 2032, and are callable at the option of the Company after January 28, 2007. The net proceeds to the Company from the issuance of its Junior Subordinated Debt Securities to the Trust were used for general corporate purposes, including repurchase of shares of the Company's outstanding common stock. Prior to December 31, 2003, the accounts of the Trust were included in the consolidated financial statements of the Company. Pursuant to the Company's adoption of the transition guidance of FIN 46R for investments in special-purpose entities, the Company deconsolidated the Trust from its financial statements as of December 31, 2003.

(12) Income Taxes

Total income taxes for the years ended December 31, 2003, 2002 and 2001 are allocated as follows:

(In thousands)	2003	2002	2001
Income from continuing operations	$ 62,334	$ 49,938	$ 47,340
Shareholders' equity for other comprehensive income	(14,645)	8,379	5,765
Shareholders' equity for stock option plans	(1,415)	(1,895)	(314)
Total	$ 46,274	$ 56,422	$ 52,791

The components of income tax expense attributable to continuing operations are as follows for the years ended December 31, 2003, 2002 and 2001:

(In thousands)	2003	2002	2001
Current:			
Federal	$ 48,693	$ 46,916	$ 37,004
State	5,431	3,006	6,884
Deferred:			
Federal	7,048	14	2,911
State	1,162	2	541
Total	$ 62,334	$ 49,938	$ 47,340

Income tax expense differs from the amount computed by applying the U.S. federal income tax rate of 35% to income before income taxes due to the following:

(In thousands)	2003	2002	2001
Tax expense at statutory rates	$ 67,714	$ 56,684	$ 51,031
Increase (decrease) in taxes resulting from:			
State income taxes, net of federal tax benefit	4,286	1,955	4,826
Tax-exempt interest revenue	(6,334)	(7,625)	(6,606)
Tax-exempt earnings on life insurance	(2,095)	(635)	(235)
Other, net	(1,237)	(441)	(1,676)
Total	$ 62,334	$ 49,938	$ 47,340

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2003 and 2002 are as follows:

(In thousands)	2003	2002
Deferred tax assets:		
Loans, principally due to allowance for credit losses	$ 39,178	$ 38,515
Accrued liabilities, principally due to compensation arrangements and vacation accruals	6,957	8,291
Net operating loss carryforwards	621	489
Unrealized pension expense	188	–
Total gross deferred tax assets	46,944	47,295
Less: valuation allowance	–	–
Deferred tax assets	$ 46,944	$ 47,295
Deferred tax liabilities:		
Premises and equipment, principally due to differences in depreciation and lease transactions	$ 33,690	$ 34,559
Other assets, principally due to expense recognition	7,614	3,783
Investments, principally due to interest income recognition	6,482	5,302
Capitalization of mortgage servicing rights	8,826	5,296
Unrealized gains on available-for-sale securities	8,940	23,397
Total gross deferred tax liabilities	65,552	72,337
Net deferred tax liabilities	$ (18,608)	$ (25,042)

Based upon the level of historical taxable income and projections for future taxable income over the periods which the deferred tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of these deductible differences existing at December 31, 2003.

At December 31, 2003, the Company has net operating loss carryforwards related to business combinations for federal income tax purposes of approximately $1,461,000 that are available to offset future federal taxable income, subject to various limitations, through 2016.

(13) Pension, Other Postretirement Benefit and Profit Sharing Plans

The BancorpSouth, Inc. Retirement Plan (the "Basic Plan") is a noncontributory defined benefit pension plan managed by a trustee covering substantially all full-time employees who have at least one year of service and have attained the age of 21. Benefits are based on years of service and the employee's compensation. The Company's funding policy is to contribute to the Basic Plan the amount that meets the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, plus such additional amounts as the Company determines to be appropriate. The difference between the pension cost included in current income and the funded amount is included in other assets or other liabilities, as appropriate. Actuarial assumptions are evaluated periodically.

The BancorpSouth, Inc. Restoration Plan (the "Restoration Plan") provides for the payment of retirement benefits to certain participants in the Basic Plan. The Restoration Plan covers any employee whose benefit under the Basic Plan is limited by the provisions of the Internal Revenue Code of 1986, as amended, and any employee who elects to participate in the BancorpSouth, Inc. Deferred Compensation Plan, thereby reducing their benefit under the Basic Plan. The Company has a nonqualified defined benefit supplemental retirement plan ("the Supplemental Plan") for certain key employees. Benefits commence when the employee retires and are payable over a period of 10 years.

During 2003, the Company established a retiree medical plan whereby the Company subsidizes the cost of retiree health care coverage for current retirees and employees who retire over the next five years. Under the plan, the Company will subsidize retiree health care coverage on a decreasing basis through 2008. Beginning in 2009, the Company will only provide access to coverage for its retirees and subsequent years' retired employees.

In December 2003, the Medicare Prescription Drug, Improvement and Modernization Act of 2003 (the "Act") became law in the United States. The Act introduces a prescription drug benefit under Medicare as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to the Medicare benefit. In accordance with

FASB Staff Position FAS 106-1, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003," the Company has elected to defer recognition of the effects of the Act in any measures of the benefit obligation or costs. Specific authoritative guidance on the accounting for the federal subsidy is pending and that guidance, when issued, could require the Company to change previously reported information. Currently, the Company does not believe it will need to amend its plan to benefit from the Act.

The Company uses a December 31 measurement date for its pension and other benefit plans.

A summary of the defined benefit retirement plans and the retiree medical plan at and for the years ended December 31, 2003, 2002 and 2001 follows:

	Pension Benefits			Other Benefits
(In thousands)	2003	2002	2001	2003
Change in benefit obligation:				
Projected benefit obligation at beginning of year	$ 63,132	$ 55,100	$ 49,371	$ 3,962
Service cost	4,658	3,865	3,220	–
Interest cost	4,160	3,977	3,516	233
Amendments	921	–	1,420	55
Actuarial loss	3,184	5,356	825	–
Benefits paid	(3,929)	(5,124)	(3,195)	(1,530)
Administrative expenses paid	–	(42)	(57)	–
Adjustment to projected benefit obligation	136	–	–	–
Projected benefit obligation at end of year	$ 72,262	$ 63,132	$ 55,100	$ 2,720
Change in plan assets:				
Fair value of plan assets at beginning of year	$ 42,177	$ 42,651	$ 45,609	$ –
Actual return on assets	6,563	(2,453)	294	–
Employer contributions	12,247	7,145	–	1,530
Benefits paid	(3,929)	(5,124)	(3,195)	(1,530)
Administrative expenses paid	–	(42)	(57)	–
Fair value of plan assets at end of year	$ 57,058	$ 42,177	$ 42,651	$ –
Funded status:				
Projected benefit obligation	$ (72,262)	$ (63,132)	$ (55,100)	$ (2,720)
Fair value of plan assets	57,058	42,177	42,651	–
Unrecognized transition amount	202	220	238	–
Unrecognized prior service cost	3,727	3,120	3,319	3,170
Unrecognized actuarial loss	15,309	16,216	4,624	55
Net amount recognized	$ 4,034	$ (1,399)	$ (4,268)	$ 505

Amounts recognized in the consolidated balance sheets consist of:

	Pension Benefits			Other Benefits
(In thousands)	2003	2002	2001	2003
Prepaid benefit cost	$ 9,001	$ 2,076	$ –	$ 505
Accrued benefit liability	(7,016)	(3,475)	(4,268)	–
Intangible asset	1,557	–	–	–
Accumulated other comprehensive income adjustment	492	–	–	–
Net amount recognized	$ 4,034	$ (1,399)	$ (4,268)	$ 505

The components of net periodic benefit cost at December 31, 2003 and 2002 are as follows:

	Pension Benefits			Other Benefits
(In thousands)	2003	2002	2001	2003
Components of net periodic benefit cost:				
Service cost	$ 4,658	$ 3,865	$ 3,220	$ –
Interest cost	4,160	3,977	3,516	233
Expected return on assets	(3,372)	(3,882)	(4,045)	–
Amortization of unrecognized transition amount	18	17	17	–
Recognized prior service cost	314	199	117	792
Recognized net (gain) loss	900	100	40	–
Net periodic benefit cost	$ 6,678	$ 4,276	$ 2,865	$ 1,025

The weighted-average assumptions used to determine benefit obligations at December 31, 2003 and 2002 are as follows:

	Pension Benefits		Other Benefits
	2003	2002	2003
Discount rate	6.25%	6.75%	6.25%
Rate of compensation increase	4.00%	4.00%	N/A

The weighted-average assumptions used to determine net periodic benefit cost for the years ended December 31, 2003, 2002 and 2001 are as follows:

	Pension Benefits			Other Benefits
	2003	2002	2001	2003
Discount rate	6.75%	7.25%	7.75%	7.00%
Rate of compensation increase	4.00%	4.00%	4.00%	N/A
Expected rate of return on plan assets	8.00%	9.00%	9.00%	N/A

The following table presents information related to the Company's Restoration Plan and Supplemental Plan that had accumulated benefit obligations in excess of plan assets at December 31, 2003 and 2002:

(In thousands)	2003	2002
Projected benefit obligation	$ 9,290	$ 6,631
Accumulated benefit obligation	6,880	4,776
Fair value of assets	–	–

The following table presents information related to the Company's defined benefit pension plans:

(In thousands)	2003	2002
Accumulated benefit obligation	$ 58,836	$ 46,004
Minimum liability included in other comprehensive income	492	–

In selecting the expected long-term rate of return on assets used for the Basic Plan, the Company considered the average rate of earnings expected on the funds invested or to be invested to provide for the benefits of this plan. This included considering the trust asset allocation and the expected returns likely to be earned over the life of the plan. This basis is consistent with the prior year.

Accounting for postretirement health care plans uses a health care cost trend rate to recognize the effect of expected changes in future health care costs due to medical inflation, utilization changes, technological changes, regulatory requirements and Medicare cost shifting. For measurement purposes, a 9.00% health care cost trend rate was assumed for 2004. The rate was assumed to decrease gradually to 5.00% through 2011 and remain at that level thereafter. Assumed health care cost trend rates can have a significant effect on the amounts reported for health care plans. A one-percentage-point change in assumed health care cost trend rates would have the following effects:

(In thousands)	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost	$ 6	$ (1)
Effect on postretirement benefit obligation	70	(41)

The Company's pension plan weighted-average asset allocations at December 31, 2003 and 2002, by asset category are as follows:

	Plan assets at December 31		Target for
Asset category:	2003	2002	2004
Equity securities	50.11%	40.76%	40-60%
Debt securities	40.36%	41.83%	40-60%
Other	9.53%	17.41%	0%
Total	100.00%	100.00%	

Equity securities held in the Basic Plan include shares of the Company's common stock with a fair value of $2.0 million (3.4% of total plan assets) and $1.6 million (3.8% of total plan assets) at December 31, 2003 and 2002, respectively. The Company expects to contribute approximately $8.8 million to the Basic Plan in 2004.

The Company has a deferred compensation plan (commonly referred to as a "401(k) Plan"), whereby employees may contribute a portion of their compensation, as defined in the 401(k) Plan, subject to the limitations as established by the Internal Revenue Code. Employee contributions (up to 5% of defined compensation) are matched dollar-for-dollar by the Company. Under the terms of the plan, contributions matched by the Company are used to purchase shares of Company common stock at prevailing market prices. During 2002, the 401(k) Plan was amended to permit employees to diversify their holdings of shares of Company common stock by selling some or all of their shares of Company common stock and reinvesting the proceeds in other investments. Plan expense for the years ended December 31, 2003, 2002 and 2001 was $5,019,000, $4,733,000 and $4,191,000, respectively.

(14) Fair Value of Financial Instruments

SFAS No. 107, "Disclosures about Fair Value of Financial Instruments," requires that the Company disclose estimated fair values for its financial instruments. Fair value estimates, methods and assumptions are set forth below for the Company's financial instruments.

Securities

The carrying amounts for short-term securities approximate fair value because of their short-term maturity (90 days or less) and present no unexpected credit risk. The fair value of most longer-term securities is estimated based on market prices or dealer quotes. See Note 3, Held-to-Maturity Securities, and Note 4, Available-for-Sale Securities, for fair values.

Loans

Fair values are estimated for portfolios of loans with similar financial characteristics. The fair value of loans is calculated by discounting scheduled cash flows through the estimated maturity using rates currently available that reflect the credit and interest rate risk inherent in the loan. Assumptions regarding credit risk, cash flows and discount rates are judgmentally determined using available market information and specific borrower information.

Average maturity represents the expected average cash flow period, which in some instances is different than the stated maturity. Management has made estimates of fair value discount rates that are believed to be reasonable. However, because there is no market for many of these financial instruments, management has no basis to determine whether the fair value presented would be indicative of the value negotiated in an actual sale. New loan rates were used as the discount rate on existing loans of similar type, credit quality and maturity.

Deposit Liabilities

Under SFAS No. 107, the fair value of deposits with no stated maturity, such as noninterest bearing demand deposits, interest bearing demand deposits and savings, is equal to the amount payable on demand as of December 31, 2003 and 2002. The fair value of certificates of deposit is based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently offered for deposits of similar maturities.

Debt

The carrying amounts for federal funds purchased and repurchase agreements approximate fair value because of their short-term maturity. The fair value of the Company's fixed-term FHLB advances and junior subordinated debt securities are based on the discounted value of contractual cash flows. The discount rate is estimated using the rates currently available for advances of similar maturities.

Derivative Instruments

The Company has commitments to fund fixed-rate mortgage loans and forward commitments to sell individual fixed-rate mortgage loans. The fair value of these derivative instruments is based on observable market price. See Note 22, Commitments and Contingent Liabilities, for additional fair value information regarding these instruments.

Lending Commitments

The Company's lending commitments are negotiated at current market rates and are relatively short-term in nature. As a matter of policy, the Company generally makes commitments for fixed-rate loans for relatively short periods of time; therefore, the estimated value of the Company's lending commitments approximates the carrying amount and is immaterial to the financial statements. See Note 22, Commitments and Contingent Liabilities, for additional information regarding lending commitments.

The following table presents carrying and fair value information at December 31, 2003 and 2002:

	2003		2002	
(In thousands)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:				
Cash and due from banks	$ 369,699	$ 369,699	$ 356,976	$ 356,976
Interest bearing deposits with other banks	9,327	9,327	5,007	5,007
Held-to-maturity securities	1,091,991	1,125,395	1,193,375	1,243,234
Available-for-sale securities	1,989,690	1,989,690	1,642,172	1,642,172
Federal funds sold and securities purchased under agreement to resell	67,293	67,293	139,508	139,508
Loans, net of unearned discount	6,233,067	6,358,759	6,389,385	6,511,829
Loans held for sale	74,669	74,878	57,804	58,782
Liabilities:				
Noninterest bearing deposits	1,286,607	1,286,607	1,183,127	1,183,127
Savings and interest bearing deposits	3,303,457	3,303,457	3,280,723	3,280,723
Other time deposits	4,009,064	4,078,188	4,085,068	4,154,200
Federal funds purchased and securities sold under agreement to repurchase	437,014	437,014	457,389	457,389
Long-term debt and other borrowings	269,199	287,802	265,849	288,204
Derivative instruments:				
Forward commitments	(100)	(100)	(1,400)	(1,400)
Commitments to fund	(100)	(100)	1,100	1,100

(15) Stock Incentive and Stock Option Plans

In 1995, the Company issued 60,000 shares of common stock to a key employee. The shares vested over a 10-year period subject to the Company meeting certain performance goals. This employee terminated his employment with the Company during 2002. The Company retired the 18,000 unearned shares in 2002 and there was no compensation expense associated with this award in 2002. The compensation expense associated with this award was $51,600 for 2001.

In 1998, the Company issued 70,000 shares of common stock to a key employee and, in 2002, an additional 56,000 shares were issued. The remaining shares vest over a four-year period subject to the Company meeting certain performance goals. The unearned shares are held in escrow and totaled 56,000 at December 31, 2003. The compensation expense associated with this award was $305,800 for each of the years in the three-year period ended December 31, 2003.

In 2000, the Company issued 100,000 shares of common stock to a key employee. The remaining shares vest over a two-year period subject to the Company meeting certain performance goals. The unearned shares are held in escrow and totaled 40,000 at December 31, 2003. The compensation expense associated with this award was $292,500 for each of the years in the three-year period ended December 31, 2003.

In 2002, the Company issued 28,000 shares of common stock to key employees. The remaining shares vest over a two-year period subject to attainment of certain performance goals by the employees. The unearned shares are held in escrow and totaled 18,666 at December 31, 2003. The compensation expense associated with this award was $172,700 for 2003 and 2002.

Key employees and directors of the Company and its subsidiaries have been granted stock options and SARs under the Company's 1990, 1994 and 1995 stock incentive plans. The 1994 and 1995 stock incentive plans were amended in 1998 to eliminate SARs and to allow a limited number of restricted stock awards. All options and SARs granted pursuant to these plans have an exercise price equal to the market value on the date of the grant and are exercisable over periods of one to ten years. At December 31, 2003, the Company had outstanding 172,960 SARs exercisable in conjunction with certain of the options outstanding. The Company recorded compensation expense of $835,000, $1,329,000 and $1,903,000 in 2003, 2002 and 2001, respectively, related to the SARs because of changes in the market value of the Company's common stock.

In 1998, the Company adopted a stock plan through which a minimum of 50% of the compensation payable to each director is paid in the form of the Company's common stock effective January 1, 1999. Directors may elect under the plan to receive up to 100% of their compensation in the form of common stock.

A summary of the status of the Company's stock options outstanding as of December 31, 2003, 2002 and 2001, and changes during the years ended on those dates is presented below:

	2003		2002		2001	
Options	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	2,663,437	$ 15.88	2,758,534	$ 14.51	2,509,102	$ 14.08
Granted	444,000	23.20	534,221	16.85	400,000	15.48
Exercised	(431,135)	12.73	(567,900)	10.06	(127,606)	9.31
Expired or cancelled	(26,668)	17.38	(61,418)	16.67	(22,962)	14.67
Outstanding at end of year	2,649,634	$ 17.60	2,663,437	$ 15.88	2,758,534	$ 14.51
Exercisable at end of year	1,825,517		1,905,713		2,043,197	

For options granted in 2003, 2002 and 2001, the weighted-average fair values as of the grant date were $4.03, $4.40 and $3.44, respectively.

The following table summarizes information about stock options at December 31, 2003:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted-Avg Remaining Life	Weighted-Avg Exercise Price	Number Exercisable	Weighted-Avg Exercise Price
$ 6.30 to $ 9.46	45,688	2.90 years	$ 8.05	45,688	$ 8.05
$ 11.06 to $14.98	695,893	4.50	12.81	695,893	12.81
$ 15.06 to $18.00	649,517	6.60	16.33	545,192	16.49
$ 19.18 to $23.51	1,258,536	7.80	21.26	538,744	20.58
$ 6.30 to $23.51	2,649,634	6.60	$17.60	1,825,517	$16.08

(16) Earnings Per Share and Dividend Data

The computation of basic earnings per share is based on the weighted average number of common shares outstanding. The computation of diluted earnings per share is based on the weighted average number of common shares outstanding plus the shares resulting from the assumed exercise of all outstanding stock options using the treasury stock method. The following table provides a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations for the years ended December 31, 2003, 2002 and 2001:

	2003			2002			2001		
(In thousands, except per share amounts)	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount	Income (Numerator)	Shares (Denominator)	Per Share Amount
Basic EPS:									
Income available to common shareholders	$ 131,134	77,696	$ 1.69	$112,018	79,926	$ 1.40	$ 98,463	82,539	$ 1.19
Effect of dilutive stock options	–	468		–	555		–	440	
Diluted EPS:									
Income available to common shareholders plus assumed exercise	$ 131,134	78,164	$ 1.68	$112,018	80,481	$ 1.39	$ 98,463	82,979	$ 1.19

Dividends to shareholders are paid from dividends paid to the Company by the Bank which are subject to approval by the applicable state regulatory authority. At December 31, 2003, the Bank could have paid dividends to the Company of $320 million under current regulatory guidelines.

(17) Other Comprehensive Income

The following table presents the components of other comprehensive income and the related tax effects allocated to each component for the years ended December 31, 2003, 2002 and 2001:

	2003			2002			2001		
(In thousands)	Before tax amount	Tax (expense) benefit	Net of tax amount	Before tax amount	Tax (expense) benefit	Net of tax amount	Before tax amount	Tax (expense) benefit	Net of tax amount
Unrealized gains on securities:									
Unrealized gains (losses) arising during holding period	$ (24,110)	$ 9,297	$ (14,813)	$27,184	$(10,409)	$16,775	$24,739	$(9,564)	$15,175
Reclassification adjustment for net losses (gains) realized in net income	(13,489)	5,160	(8,329)	(5,304)	2,030	(3,274)	(9,933)	3,799	(6,134)
Minimum pension liability	(492)	188	(304)	–	–	–	–	–	–
Other comprehensive income (loss)	$ (38,091)	$ 14,645	$ (23,446)	$21,880	$ (8,379)	$13,501	$14,806	$(5,765)	$ 9,041

(18) Related Party Transactions

The Bank has made, and expects in the future to continue to make in the ordinary course of business, loans to directors and executive officers of the Company and their affiliates. In management's opinion, these transactions with directors and executive officers were made on substantially the same terms as those prevailing at the time for comparable transactions with other persons and did not involve more than normal risk of collectibility or present any other unfavorable features. An analysis of such outstanding loans is as follows:

(In thousands)	Amount
Loans outstanding at December 31, 2002	$ 27,877
New loans	31,529
Repayments	(24,830)
Changes in directors and executive officers	(22)
Loans outstanding at December 31, 2003	$ 34,554

(19) Capitalized Mortgage Servicing Rights

Mortgage servicing rights ("MSRs") are capitalized as assets by allocating the total cost incurred between the loan and the servicing rights based on their relative fair values. To determine the fair value of the servicing rights created, the Company uses a valuation model that calculates the present value of future cash flows. The significant assumptions utilized by the valuation model are prepayment assumptions based upon dealer consensus and discount rates based upon market indices at the date of determination. MSRs are being amortized in proportion to, and over the period of, the estimated net servicing income. Capitalized mortgage servicing rights are evaluated for impairment based on the excess of the carrying amount of the mortgage servicing rights over their fair value. A quarterly impairment analysis is performed using a discounted methodology that is disaggregated by predominant risk characteristics. The Company has determined those risk characteristics to include: note rate, note term and loan type based on 1) loan guarantee (i.e., conventional or government), and 2) interest characteristic (i.e., fixed-rate or adjustable-rate). In measuring impairment, the carrying amount is based on one or more predominant risk characteristics of the underlying loans. Impairment is recognized through a valuation allowance for each individual stratum.

The following is a summary of capitalized mortgage servicing rights, net of accumulated amortization, and a valuation allowance for impairment:

(In thousands)	2003	2002	2001
Balance at beginning of year	$ 48,451	$44,320	$37,175
Mortgage servicing rights capitalized	13,904	13,316	13,772
Mortgage servicing rights sold	(729)	(553)	–
Amortization expense	(11,951)	(8,632)	(6,627)
Balance at end of year	49,675	48,451	44,320
Valuation allowance	(17,209)	(23,197)	(7,095)
Fair value at end of year	$ 32,466	$25,254	$37,225

(20) Regulatory Matters

The Company is subject to various regulatory capital requirements administered by the federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material adverse effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of the Company's assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by regulators about components, risk weightings and other factors. Quantitative measures established by the Board of Governors of the Federal Reserve ("FRB") to ensure capital adequacy require the Company to maintain minimum capital amounts and ratios (risk-based capital ratios). All banking companies are required to have core capital ("Tier I") of at least 4% of risk-weighted assets, total capital of at least 8% of risk-weighted assets and a minimum Tier I leverage ratio of 4% of adjusted average assets. The regulations also define well capitalized levels of Tier I, total capital and Tier I leverage as 6%, 10% and 5%, respectively. The Company had Tier I, total capital and Tier I leverage above the well capitalized levels at December 31, 2003 and 2002, respectively, as set forth in the following table:

	2003		2002	
(Dollars in thousands)	Amount	Ratio	Amount	Ratio
Tier I Capital (to Risk-Weighted Assets)	$ 890,851	13.24%	$ 848,246	11.92%
Total Capital (to Risk-Weighted Assets)	976,024	14.51	936,975	13.16
Tier I Leverage Capital (to Average Assets)	890,851	8.79	848,246	8.41

(21) Segments

The Company's principal activity is community banking which includes providing a full range of deposit products, commercial loans and consumer loans. General corporate and other includes leasing, mortgage lending, trust services, credit card activities, insurance services, investment brokerage, personal finance lending and other activities not allocated to community banking.

Results of operations and selected financial information by operating segment for the three years ended December 31, 2003, 2002 and 2001 are presented below:

(In thousands)	Community Banking	General Corporate and Other	Total
2003			
Results of Operations			
Net interest revenue	$ 311,872	$ 39,234	$ 351,106
Provision for credit losses	22,468	2,662	25,130
Net interest income after provision for credit losses	289,404	36,572	325,976
Noninterest revenue	108,192	81,894	190,086
Noninterest expense	213,536	109,058	322,594
Income before income taxes	184,060	9,408	193,468
Income taxes	59,303	3,031	62,334
Net income	$ 124,757	$ 6,377	$ 131,134
Selected Financial Information			
Total assets	$ 8,704,462	$ 1,600,573	$ 10,305,035
Depreciation & amortization	22,825	2,682	25,507
2002			
Results of Operations			
Net interest revenue	$ 313,543	$ 57,983	$ 371,526
Provision for credit losses	25,500	3,911	29,411
Net interest income after provision for credit losses	288,043	54,072	342,115
Noninterest revenue	80,398	44,428	124,826
Noninterest expense	246,334	58,651	304,985
Income before income taxes	122,107	39,849	161,956
Income taxes	37,651	12,287	49,938
Net income	$ 84,456	$ 27,562	$ 112,018
Selected Financial Information			
Total assets	$ 9,277,374	$ 911,873	$ 10,189,247
Depreciation & amortization	24,765	1,763	26,528
2001			
Results of Operations			
Net interest revenue	$ 278,196	$ 51,186	$ 329,382
Provision for credit losses	18,998	3,261	22,259
Net interest income after provision for credit losses	259,198	47,925	307,123
Noninterest revenue	74,373	53,625	127,998
Noninterest expense	234,839	54,479	289,318
Income before income taxes	98,732	47,071	145,803
Income taxes	32,057	15,283	47,340
Net income	$ 66,675	$ 31,788	$ 98,463
Selected Financial Information			
Total assets	$ 8,551,441	$ 843,988	$ 9,395,429
Depreciation & amortization	25,506	1,822	27,328

(22) Commitments and Contingent Liabilities

Leases

Rent expense was approximately $4,665,000 for 2003, $4,592,000 for 2002 and $4,599,000 for 2001. Future minimum lease payments for all non-cancelable operating leases with initial or remaining terms of one year or more consisted of the following at December 31, 2003:

(In thousands)	Amount
2004	$ 4,632
2005	3,475
2006	2,608
2007	2,048
2008	1,757
Thereafter	3,951
Total future minimum lease payments	$ 18,471

Mortgage Loans Serviced for Others

The Company services mortgage loans for others that are not included as assets in the Company's accompanying consolidated financial statements. Included in the $2.8 billion of loans serviced for investors at December 31, 2003 is approximately $1.7 million of primary recourse servicing whereby the Company is responsible for any losses incurred in the event of nonperformance by the mortgagor. The Company's exposure to credit loss in the event of such nonperformance is the unpaid principal balance at the time of default. This exposure is limited by the underlying collateral, which consists of single family residences and either federal or private mortgage insurance.

Forward Contracts

Forward contracts are agreements to purchase or sell securities at a specified future date at a specific price or yield. Risks arise from the possibility that counterparties may be unable to meet the term of their contracts and from movements in securities values and interest rates. At December 31, 2003 and 2002, the Company had forward commitments to sell individual fixed-rate mortgage loans and commitments to fund individual fixed-rate mortgage loans. At December 31, 2003 the notional amount of forward commitments to sell individual fixed-rate mortgage loans was $41.5 million with a carrying value and fair value reflecting a loss of $100 thousand. At December 31, 2002, the notional amount of forward commitments to sell individual fixed-rate mortgage loans was $122.0 million with a carrying value and fair value reflecting a loss of $1.4 million. At December 31, 2003, the notional amount of commitments to fund individual fixed-rate mortgage loans was $28.5 million with a carrying value and fair value reflecting a loss of $100 thousand. At December 31, 2002, the notional amount of commitments to fund individual fixed-rate mortgage loans was $75.9 million with a carrying value and fair value reflecting a gain of $1.1 million. The forward commitments to sell fixed-rate mortgage loans and the commitments to fund fixed-rate mortgage loans are reported at fair value in the Company's financial statements, with adjustments being recorded in current period earnings, and are not accounted for as hedges.

Lending Commitments

In the normal course of business, there are outstanding various commitments and other arrangements for credit which are not reflected in the consolidated balance sheets. As of December 31, 2003, these included approximately $73 million for letters of credit and approximately $1.3 billion for interim mortgage financing, construction credit, credit card and revolving line of credit arrangements. The Company did not realize significant credit losses from these commitments and arrangements during the year ended December 31, 2003.

Litigation

In states in which the Company operates, financial services companies have been sued in connection with lending, insurance and other financial transactions. While the allegations vary from case to case and from company to company, in general these cases allege that loans were originated or renewed at a time or in a way that improperly increased the charges paid by the borrower and/or that the borrowers were charged fees or sold insurance products without appropriate disclosures or were unnecessary under the particular circumstances.

Cases of this type have been filed against some of the Company's subsidiaries. The Company has settled the majority of cases filed. During 2003, the Company paid a total of approximately $3.1 million to settle these cases. The Company accrued $3.2 million during the fourth quarter of 2002, which the Company believed was the amount necessary to settle the claims covered in settlements then pending. These pending settlements were completed in the second quarter of 2003 for approximately $2.8 million, and the balance of the $3.2 million accrual was reversed. Subsequently in 2003, other cases were settled for approximately $270,000.

The Company intends to vigorously defend each of the pending lawsuits, and believes that it has meritorious defenses in these cases. Litigation is, however, inherently uncertain, and the Company cannot make assurances that it will prevail in any of these actions, nor can it estimate with reasonable certainty the amount of damages that it might incur. The Company has not recorded a reserve for these pending lawsuits.

Additionally, the Company and its subsidiaries are defendants in various other lawsuits arising out of the normal course of business, including claims against entities to which the Company is a successor as a result of business combinations. In the opinion of management, the ultimate resolutions of this category of claims should not have a material adverse effect on the Company's consolidated financial position or results of operations.

Restricted Cash Balance

Aggregate reserves (in the form of deposits with the Federal Reserve Bank) of $79,175,000 were maintained to satisfy Federal regulatory requirements at December 31, 2003.

(23) Condensed Parent Company Information

The following condensed financial information reflects the accounts and transactions of BancorpSouth, Inc. (parent company only) for the dates indicated:

Condensed Balance Sheets (In thousands)	December 31 2003	2002
Assets:		
Cash on deposit with subsidiary bank	$ 49,715	$ 26,266
Investment in subsidiaries	941,193	905,787
Other assets	24,403	21,558
Total assets	$ 1,015,311	$ 953,611
Liabilities and shareholders' equity:		
Total liabilities	$ 146,405	$ 145,788
Shareholders' equity	868,906	807,823
Total liabilities and shareholders' equity	$ 1,015,311	$ 953,611

Condensed Statements of Income (In thousands)	2003	Year Ended December 31 2002	2001
Dividends from subsidiaries	$ 102,315	$ 141,291	$ 97,500
Other operating income	53	56	334
Total income	102,368	141,347	97,834
Operating expenses	14,375	13,937	4,661
Income before tax benefit and equity in undistributed earnings	87,993	127,410	93,173
Income tax benefit	5,473	7,007	1,510
Income before equity in undistributed earnings of subsidiaries	93,466	134,417	94,683
Equity in undistributed earnings of subsidiaries	37,668	(22,399)	3,780
Net income	$ 131,134	$ 112,018	$ 98,463

Condensed Statements of Cash Flows (In thousands)	2003	Year Ended December 31 2002	2001
Operating activities:			
Net income	$ 131,134	$ 112,018	$ 98,463
Adjustments to reconcile net income to net cash provided by operating activities	(40,949)	(98,783)	(1,973)
Net cash provided by operating activities	90,185	13,235	96,490
Net cash used in financing activities	(66,736)	(15,153)	(91,832)
Increase (decrease) in cash and cash equivalents	23,449	(1,918)	4,658
Cash and cash equivalents at beginning of year	26,266	28,184	23,526
Cash and cash equivalents at end of year	$ 49,715	$ 26,266	$ 28,184

Balance Sheet Summary

(In thousands)	2003	2002	2001	2000	1999
Average Balances:					
Interest bearing deposits in other banks	$ 15,172	$ 10,094	$ 12,608	$ 18,440	$ 25,684
Loans, net of unearned discount	6,276,805	6,283,798	6,010,840	5,791,569	5,211,539
Loans held for sale	65,624	58,884	53,559	39,461	51,602
Held-to-maturity securities	1,295,595	1,192,889	1,135,633	1,121,152	985,257
Federal funds sold and securities purchased under agreement to resell	260,072	326,999	426,530	101,312	136,894
Available-for-sale securities	1,603,740	1,359,951	1,012,738	1,114,704	1,196,922
Total earning assets	9,517,008	9,232,615	8,651,908	8,186,638	7,607,898
Allowance for credit losses	(90,699)	(86,247)	(81,604)	(77,042)	(73,420)
Other assets	810,595	735,800	691,608	646,878	604,718
Total assets	$ 10,236,904	$ 9,882,168	$ 9,261,912	$ 8,756,474	$ 8,139,196
Deposits – interest bearing	$ 7,352,537	$ 7,183,226	$ 6,690,505	$ 6,305,176	$ 5,918,434
Federal funds purchased and securities sold under agreement to repurchase	473,557	455,643	500,761	445,809	250,108
Other borrowed funds	265,924	256,515	147,360	172,963	205,709
Total interest bearing liabilities	8,092,018	7,895,384	7,338,626	6,923,948	6,374,251
Deposits – noninterest bearing	1,180,579	1,064,218	1,003,229	967,823	934,169
Other liabilities	118,433	111,673	123,351	102,819	93,250
Shareholders' equity	845,874	810,893	796,706	761,884	737,526
Total liabilities and shareholders' equity	$ 10,236,904	$ 9,882,168	$ 9,261,912	$ 8,756,474	$ 8,139,196
Year End Balances:					
Interest bearing deposits in other banks	$ 9,327	$ 5,007	$ 18,030	$ 11,687	$ 12,058
Loans, net of unearned discount	6,233,067	6,389,385	6,073,200	6,095,315	5,541,961
Loans held for sale	74,669	57,804	65,537	27,820	37,513
Held-to-maturity securities	1,091,991	1,193,375	1,110,463	1,189,129	1,031,062
Federal funds sold and securities purchased under agreement to resell	67,293	139,508	343,511	212,925	110,875
Available-for-sale securities	1,989,690	1,642,172	1,083,191	857,400	1,080,535
Total earning assets	9,466,037	9,427,251	8,693,932	8,394,276	7,814,004
Allowance for credit losses	(92,112)	(87,875)	(83,150)	(81,730)	(74,232)
Other assets	931,110	849,871	784,647	731,488	701,925
Total assets	$ 10,305,035	$ 10,189,247	$ 9,395,429	$ 9,044,034	$ 8,441,697
Deposits – interest bearing	$ 7,312,521	$ 7,365,791	$ 6,748,341	$ 6,471,112	$ 6,100,154
Federal funds purchased and securities sold under agreement to repurchase	437,014	457,389	473,912	503,427	257,427
Other borrowed funds	269,199	265,849	143,267	154,582	269,614
Total interest bearing liabilities	8,018,734	8,089,029	7,365,520	7,129,121	6,627,195
Deposits – noninterest bearing	1,286,607	1,183,127	1,108,499	1,009,808	966,491
Other liabilities	130,788	109,268	116,007	115,529	90,900
Shareholders' equity	868,906	807,823	805,403	789,576	757,111
Total liabilities and shareholders' equity	$ 10,305,035	$ 10,189,247	$ 9,395,429	$ 9,044,034	$ 8,441,697

Earnings Summary

(Dollars in thousands, except per share amounts)	2003	2002	2001	2000	1999
Interest revenue:					
Loans	$ 400,029	$ 447,756	$ 509,464	$ 521,203	$ 453,970
Deposits with other banks	347	279	521	1,175	1,263
Held-to-maturity securities	54,416	64,779	67,084	64,756	53,990
Federal funds sold and securities purchased under agreement to resell	6,588	11,531	20,677	6,266	6,869
Available-for-sale securities	62,297	62,702	59,348	72,647	72,610
Loans held for sale	3,234	3,371	3,381	3,111	3,638
Total interest revenue	526,911	590,418	660,475	669,158	592,340
Interest expense:					
Deposits	149,022	188,530	300,838	310,365	256,751
Federal funds purchased and securities sold under agreement to repurchase	8,114	12,461	21,535	16,966	8,362
Other	18,669	17,901	8,720	19,552	15,037
Total interest expense	175,805	218,892	331,093	346,883	280,150
Net interest revenue	351,106	371,526	329,382	322,275	312,190
Provision for credit losses	25,130	29,411	22,259	26,166	17,812
Net interest revenue, after provision for credit losses	325,976	342,115	307,123	296,109	294,378
Noninterest revenue:					
Mortgage lending	23,252	2,515	11,191	8,389	14,740
Service charges	61,899	49,249	42,759	40,472	36,503
Life insurance premiums	3,255	4,340	4,528	4,300	3,975
Trust income	7,214	7,021	6,929	6,700	6,400
Security gains (losses), net	13,837	5,486	10,671	(15,632)	4,416
Insurance commissions	39,749	23,604	20,422	16,034	13,573
Other	40,880	32,611	31,498	27,707	21,495
Total noninterest revenue	190,086	124,826	127,998	87,970	101,102
Noninterest expense:					
Salaries and employee benefits	181,810	163,691	149,685	131,370	121,201
Occupancy, net of rental income	22,973	21,658	20,529	18,343	16,918
Equipment	23,411	24,962	26,799	24,137	21,618
Telecommunications	7,477	7,827	8,693	7,234	7,096
Merger related	–	–	–	9,215	1,218
Other	86,923	86,847	83,612	81,443	80,282
Total noninterest expense	322,594	304,985	289,318	271,742	248,333
Income before income taxes	193,468	161,956	145,803	112,337	147,147
Income tax expense	62,334	49,938	47,340	37,941	44,736
Net income	$ 131,134	$ 112,018	$ 98,463	$ 74,396	$ 102,411
Share data:					
Average number of diluted shares outstanding	78,163,647	80,480,627	82,979,286	84,811,079	86,007,740
Earnings per share: Basic	$ 1.69	$ 1.40	$ 1.19	$ 0.88	$ 1.20
Diluted	$ 1.68	$ 1.39	$ 1.19	$ 0.88	$ 1.19
Cash dividends per share	$ 0.66	$ 0.61	$ 0.57	$ 0.53	$ 0.49

BancorpSouth, Inc. Board of Directors

Hassell H. Franklin
Chief Executive Officer
Franklin Corporation
Houston, MS

W. G. "Mickey" Holliman, Jr.
Chairman and Chief Executive Officer
Furniture Brands International, Inc.
St. Louis, MO & Tupelo, MS

James V. Kelley
President and Chief Operating Officer
BancorpSouth, Inc.
BancorpSouth Bank
Tupelo, MS

Larry G. Kirk
Chairman and Chief Executive Officer
Hancock Fabrics, Inc.
Tupelo, MS

Turner O. Lashlee
Chairman
Lashlee-Rich, Inc.
Humboldt, TN

Guy W. Mitchell, III
Vice President
Mitchell, McNutt & Sams, P.A.
Tupelo, MS

R. Madison Murphy
Managing Member
Murphy Family Management, LLC
El Dorado, AR

Robert C. Nolan
Chairman
Deltic Timber Corporation
El Dorado, AR

W. Cal Partee, Jr.
Partner
Partee Flooring Mill
Magnolia, AR

Aubrey B. Patterson
Chairman and Chief Executive Officer
BancorpSouth, Inc.
BancorpSouth Bank
Tupelo, MS

Alan W. Perry
Attorney at Law
Forman, Perry, Watkins, Krutz, & Tardy
Jackson, MS

Travis E. Staub
Consultant
Fulton, MS

BancorpSouth, Inc. Officers

Aubrey B. Patterson
Chairman and Chief Executive Officer

James V. Kelley
President and Chief Operating Officer

L. Nash Allen, Jr.
Treasurer and Chief Financial Officer

Larry D. Bateman
Executive Vice President

W. Gregg Cowsert
Executive Vice President

Gary R. Harder
Executive Vice President

Cathy M. Robertson
Executive Vice President

Michael L. Sappington
Executive Vice President

W. James Threadgill, Jr.
Executive Vice President

Gary C. Bonds
Senior Vice President

Cathy S. Freeman
Senior Vice President and Corporate Secretary

W. O. Jones
Senior Vice President

BancorpSouth Bank Board of Directors

James D. Bryan
President/Treasurer
B. Bryan Farms, Inc.
West Point, MS

James E. Campbell, III
President
H + M Construction
President
Jackson Metal Services
Jackson, TN

Albert C. Clark
President
C. C. Clark, Inc.
Starkville, MS

William L. Crews
President and Chief Executive Officer
Journal Publishing Company
Tupelo, MS

Hassell H. Franklin
Chief Executive Officer
Franklin Corporation
Houston, MS

O. T. Gaines, III
President
Iuka Leasing
Iuka, MS

L. E. Gibens
Chairman and Chief Executive Officer
Lucky Star Industries, Inc.
Tupelo, MS

Al Graves, Jr.
Attorney at Law
Graves & Graves
Hope, AR

J. Louis Griffin, Jr.
Community Board Chairman
BancorpSouth Bank
Laurel, MS

Tommy Hillman
Consultant
Carlisle, AR

W. G. "Mickey" Holliman, Jr.
Chairman and Chief Executive Officer
Furniture Brands International, Inc.
St. Louis, MO & Tupelo, MS

James V. Kelley
President and Chief Operating Officer
BancorpSouth, Inc.
BancorpSouth Bank
Tupelo, MS

Larry G. Kirk
Chairman and Chief Executive Officer
Hancock Fabrics, Inc.
Tupelo, MS

Turner O. Lashlee
Chairman
Lashlee-Rich, Inc.
Humboldt, TN

Patricia P. Lewis
Sole Proprietor
Toad Hollow Antiques
Jackson, TN

George F. Middlebrook, III
Managing Partner
HGT Group, LP
Nacogdoches, TX

Guy W. Mitchell, III
Vice President
Mitchell, McNutt & Sams, P.A.
Tupelo, MS

R. Madison Murphy
Managing Member
Murphy Family Management, LLC
El Dorado, AR

Robert C. Nolan
Chairman
Deltic Timber Corporation
El Dorado, AR

W. Cal Partee, Jr.
Partner
Partee Flooring Mill
Magnolia, AR

Aubrey B. Patterson
Chairman and Chief Executive Officer
BancorpSouth, Inc.
BancorpSouth Bank
Tupelo, MS

Alan W. Perry
Attorney at Law
Forman, Perry, Watkins, Krutz, & Tardy
Jackson, MS

Travis E. Staub
Consultant
Fulton, MS

H. L. "Sandy" Williams
President
Coca-Cola Bottling Works, Inc.
Corinth, MS

Melvin Wright, Sr., D.D.S.
Doctor of Dental Surgery
Jackson, TN

BancorpSouth Bank Directors Emeritus

J. C. Whitehead
Chairman Emeritus
Tupelo, MS

Richard H. Clark, Jr., M.D.
Hattiesburg, MS

Sterling B. Crawford
Aberdeen, MS

Shed H. Davis
Bruce, MS

Fletcher H. Goode, M.D.
Millington, TN

Lee H. Harrington
Aberdeen, MS

A. Douglas Jumper
Booneville, MS

Tommy Munro
Biloxi, MS

J. A. Murphree
Houston, MS

T. W. Plunk
Bruce, MS

Frank A. Riley
Tupelo, MS

Ralph Semmes
Grenada, MS

James W. Snowden, Jr.
Hattiesburg, MS

Ben M. Stevens, Jr.
Hattiesburg, MS

Andrew R. Townes, D.D.S.
Grenada, MS

Lowery A. Woodall
Hattiesburg, MS

BancorpSouth Bank Senior Staff

Aubrey B. Patterson
Chairman and Chief Executive Officer

James V. Kelley
President and Chief Operating Officer

Larry D. Bateman
Vice Chairman

W. Gregg Cowsert
Vice Chairman and Chief Lending Officer

Michael L. Sappington
Vice Chairman

W. James Threadgill, Jr.
Vice Chairman

L. Nash Allen, Jr.
Executive Vice President, Chief Financial Officer and Cashier

Charlie K. Greer
Executive Vice President

Gary R. Harder
Executive Vice President

Clyde Hubbard
Executive Vice President

Tally D. Riddell, Jr.
Executive Vice President

Cathy M. Robertson
Executive Vice President

Kenneth R. Wilburn
Executive Vice President

Cathy S. Freeman
Senior Vice President and Corporate Secretary

W. O. Jones
Senior Vice President

BancorpSouth Bank Community Bank Board Directors and Presidents

Alabama Region

Byrd Williams
Region President

David Wright
President
Birmingham, AL Division

Virginia G. Austin
Dell S. Brooke
Howard F. Johnston
Frank Joseph Kelley
Ronald C. Norris
Elton B. Stephens
James T. Stephens
Shelley Stewart

Sam Cooper
President
Fort Deposit, AL Division

Mildred P. Bozeman
Dale Chester Braxton, Sr.
David Daniel
Lamar Hall
Frank A. Hickman
Brady Knight
George Reese McCurdy, III
William H. Poage, Jr.
Winston Pringle
Joan Reynolds
Jerry L. Thornton

Lee Matthews
President
Guntersville, AL Division

Larry Brown
Charlotte H. Dutton
Russell Mead Elrod
William David Hannah
Jimmy Helms
Brad Powell
Jack Powers
Jerry Mack Whitaker

Robert Williams
President
Opelika, AL Division

Joseph L. Dean, Jr.
Jayne R. Gunter
Henry Carson Jackson, Jr.
David A. Jones
Dozier Harris Smith T
Timothy Neil Turnham

Central Mississippi Region

Bobby Mooneyham
Region President

Larry Pate
President
Aberdeen, MS

William F. Coleman
William M. "Bill" Grace
Frank Harrington
Ann' Ola Herndon
Robert R. Lacey, O.D.
Walter Lann, III
Robert W. Seymour
T. B. Shepherd, Jr., D.D.S.
Jack Spencer
Henry D. Watson, Jr., D.V.M.
Z. B. West
Dale Wilemon

Randy Baker
President
Bruce, MS

B. J. Bennett
Charles W. Cook
Dudley R. Davis, Jr.
Carter Dobbs, D.D.S.
James E. Ferguson
L. H. Johnson
Paul Moore, Jr.
Larry Dale Parker
E. Dwight Ruth
Arthur D. Spratlin
Bruce Eric Weeks

William D. Tate
President
Columbus, MS

T. S. Berry
W. Paul McGee
Ethel F. Mitchener
Chris Morrow

Wayne Smith
President
Grenada, MS

John Wesley Banks
Ray Branscome
Jason Meredith
William H. Phillips
Armstead Townes, III
Sam Waits

Don McCarver
President
Houston, MS

Billy G. Aron
Paul Cook
Jimmie Ellis
W. Frank House
Wayne Johnson
Leon Martin
Wendell McKinney
Howard Morgan
Fred Nabors
Lee Nabors
Leland B. Norman, Jr.
Wallace Norman, Jr.

David Wayne Parker
James B. Parker
Robert E. Weaver
James L. Williams
J. C. Wright

Allen Watts
President
Louisville, MS

Larry D. Addkison
Alex Lee "Bud" Brown, Sr.
Peggy J. Crawford
Jerry L. Donald
W. Mark Donald
Michael H. Forster
Alvin Goss
William Alvin Massey, Jr.
M. D. McMinn
Johnny R. Snow
Giles Ward
David T. Wilson, Jr.
Steven Yarbrough, D.D.S.

Leon Pettigrew
President
Nettleton, MS

William P. Cheek
William T. Hawkins, Jr.
L.Q. Hodges
Fred M. Pettigrew
Jimmy Donald Rogers, Jr.

Betty Osbarn
President
Oakland, MS

Erie H. "Buddy" Staggers, III
President
Starkville, MS

Joe R. Bumgardner, M.D.
Thomas C. Dawkins
John H. Harper, Ph.D.
Robert L. "Bo" Haynes, Ph.D.
Gaddis Hunt
Clyde H. Jackson
Glenn E. Mullins
Lynn Savage Rose
W. A. Simmons
Charles H. "Chip" Templeton, Jr.
Al Tuck
Vance H. Watson

Terry Lee Baker
President
West Point, MS

Eugene W. Baldwin
William M. Billington, M.D.
L. C. Kellogg, Jr.
Robert B. Marshall, Jr.
William B. Staggers

Mid-Mississippi Region

David Barrentine
Region President

Tommy Darnell
President
Hinds County, MS Division

William H. Cooke, Jr.
R. Brent Harrison, M.D.
Trudy Higginbotham
Marcus E. Martin, Sr.
Robert E. Montgomery
John A. Peoples, Jr., Ph.D.
Billy L. Walker, M.D.

Greg Thompson
President
Clinton, MS

Ron Winford
President
Madison County, MS Division

Clyde Guyse
President
Rankin County, MS Division

Charles B. Coward
President
Magee, MS

Dave Dickson
President
Vicksburg, MS Division

J. E. Blackburn, Jr.
Joseph Bonelli
Rodney E. Bounds
Michael J. Chaney
Richard Cowart, Jr.
J. David Fagan, M.D.
Ben Hand, III
W. B. Hopson, Jr., M.D.
John N. Kamman, Jr.
C. Hays Latham
Martin S. Lewis
Richard P. Marcus
John Howard Vaught Mims
Fred G. Peyton
Robert E. Pickett
William C. Porter, Jr., M.D.
Charles Glenn Taylor, D.D.S.
Landman Teller, Jr.
Ernest G. Thomas
R. C. Wilkerson, III

Northeast Mississippi/ Tennessee Region

C. J. Roper, Jr.
Region President

Don McKnight
President
Alamo, TN

Sharon Kail
Sammy Ronk

Bobby Hodge
President
Booneville, MS

Gary Cartwright
James Huddleston
Thomas Keenum
Bill Q. Morgan
Don Murphy

Terry Cartwright
President
Corinth, MS

C. Richard Dobbins
John D. Dodd, O.D.
Jimmy B. Fisher
Mark A. Gardner
Samuel C. Kemp
Phillip M. Little

Teresa Brundige
President
Dresden, TN

Dan Crofford
Jimmy Dilday
Ricky Finney
Keith Kemp
Mike Parrish
Jimmy Sellers

Guilford Fletcher
President
Humboldt, TN

Winfred Allen
Michelle Duvall Blanton
Gary Caraway
W. F. "Ted" Jones, Jr.
Ken Luckey

R. E. "Gene" Jourdan
President
Iuka, MS

William D. Buckley, II
President
Jackson, TN

Joe Bigford
Larry A. Butler
Jimmy A. Eldridge
Edward E. Graves
Hoyt Hayes, Jr.
Waring M. Hazlehurst
Jack Naylor

Elton Sims
President
Milan, TN

Frankie Arnold
Collins Bonds
Jack Cunningham
Craig Taylor
James Danny Tolley

Ken Farmer
President
Nashville, TN

Bettye Lee
President
Ridgely, TN

Patrick D. Johnson
W. B. Keiser, Jr.

Earl Johnson
President
Selmer, TN

S. Kenneth Chambers
Ronnie Fullwood, D.D.S.
James D. King, M.D.
Harry L. Peeler, M.D.
U. James Speth
James C. Whittington

Barney W. Cayson
President
Trenton, TN

Jerry L. Barrix
Mark Harper
Diane Taylor
Billy M. Woods

Rick Peeler
President
Covington, TN Division

Ralph Cousar, Jr.
President
Covington, TN

Arvis Fletcher
Vernon McBride, III
Harold Morris
Joe Naifeh
Paul Rose

Hugh Simonton, Jr.
Stephen Smith
Thomas L. Taylor

Rick Huffman
President
Millington, TN

Al Bean
B. W. Burrough
Alice L. Gallaher

David E. Whitenton
President
Somerville, TN

John W. Bishop
Earl Dowdy
Betty Harris
John P. Matthews, IV
Wesley P. Parks
Bill Rhea

Northwest Mississippi/Memphis, Tennessee Region

Brian Walhood
Region President

Mike Anderson
President
DeSoto County, MS Division

Pierce Camp
President
Hernando, MS

Tom B. Flinn
Bobby G. Johnson
Gary Murphy
Robert B. Seymour, D.D.S.
Henry M. Wadsworth, Jr., M.D.
Paul Whitfield, Jr.

Tyrone Warren
President
Olive Branch, MS

Michael Keith Allen
William A. Baskin
John K. Burnette, Jr.
Robert T. Carlock, Jr.
Philip C. Chamberlain, II
Robert L. "Butch" Davis, Jr.
Forrest Hamilton
Anthony L. Jones
Kim H. Kreunen
John H. Ray, Jr.
John H. Tilmon
Mark D. Utley
Samuel L. Ware, Sr.

Garnett West, Jr.
Steve D. Williams

Jeff Fowler
President
Southaven, MS

Mark Anglin
Barry W. Bridgforth
Scotchie L. Davis
Stephen Joe, D.D.S.
Manoj Naryanan, M.D.
Richard Neal
Timothy L. Paxton
Wilburn A. Russell
Ronald A. Solberg
Melvin Walker
Garnett B. West, Sr.
Dale W. Wilson

Bobby Burks
President
Memphis, TN Division

Randy Henry
President
Bartlett, TN

Robert T. Morehead
President
East Memphis/Germantown, TN

David S. Andrews
Shannon A. Brown
David L. Cunningham, M.D.
Nathan L. Essex
Neumon Goshorn, M.D.
John W. Green
Richard L. Lynch, Jr.
James O. Miller
Lyle Muller, D.D.S.
Keith A. Pickett
William L. Ray
James L. Reid
Ace Roberts
Dee Anna Smith
Philip H. Trenary
Michael D. Uiberall
Dean Wingo
John D. Worley, Jr.

Ty Stamps
President
Collierville, TN

South Mississippi Region

Jim Ray
Region President

Ray Wesson
President
Gulf Coast, MS Division

Thomas A. Murphy
President
Biloxi, MS

Mendum D. Briscoe
S. H. Dees
Stephen C. Dietz
Carl B. Hamilton
William G. Hewes, Jr.
John J. Lewis
John H. Mallett, M.D.
Michael B. McDermott
Jerry T. Munro
Fred R. Schwan, Jr.
C. T. Switzer, Jr.
James W. Wooten, D.D.S.

Gulfport, MS

Al Dauterive
Michael J. Diaz, M.D.
Paul A. Harris
Don E. Mason
William Charles Mitchell
H. Gordon Myrick

Elmer Williams
President
Ocean Springs, MS

Ted Webb
President
Hattiesburg, MS Division

Ted Webb
President
Hattiesburg, MS

Kate Aseme, M.D.
James C. Barr
Joe Hand Campbell, Jr., M.D.
Richard A. Conn, M.D.
Thomas A. Dews
Mark A. Fairchild
C. T. Finnegan
Clyde N. Ginn, Ph.D.
John M. Guice, M.D.
R. Webster Heidelberg
Eddie A. Holloway, Ph.D.
Gwen C. James
Larry W. Kennedy, Ph.D.
Richard J. King
John W. Lee, Jr.
Harry McArthur, III
Frank H. McWhorter, Jr.
Cynthia E. Moore, Ph.D.
Cliff Norman
William C. Oliver

Gene Owens
Thomas G. Puckett, M.D.
Michael K. Randolph
Susan A. Riley
Forrest David Roberts
Lee Sims
Benjamin M. Stevens, III
Baron W. Thames
Charles M. Thomas
Tommy G. Thornton
Joseph Edwin Varner, M.D.
William A. Whitehead, M.D.

Joe Anthony
President
Lamar County, MS

Howard Beall
Glen D. Herrin
Sherrill W. High
B.F. Hudson, Jr.
Alan Douglas Lucas, D.D.S.
James H. McMahon, Jr.
Benjamin F. Winston

Tommy Fairley
President
Petal, MS

David M. Cox
Arthur E. Davis, Sr.
Joe Ellzey
R. Allen Flynt
Gary W. Fordham
Barbara B. Mauldin, D.D.S.
J. Randy Spears

Brian P. Aehnlich
President
Laurel, MS Division

Marcus R. Gully
President
Bay Springs, MS

James T. Reed
President
Ellisville, MS

Brian P. Aehnlich
President
Laurel, MS

Keith T. Blakeney
Samuel F. Britton
William C. Browning
David T. Childress
Graham W. Christian, Jr.
Geoffrey M. Clark
J. Shannon Clark
George T. Dickerson
E. Brooke Ferris

J. Keith Fisher, M.D.
J. Louis Griffin, Jr.
Llewellyn C. Peyton, D.V.M.
Donald R. Sheppard, Jr.
Winston T. Shows
R. P. Staten
Thomas L. Tullos
James C. Waites, M.D.
Jim Walley
Ronald Estes Whitehead, Ph.D.
Cecil T. Williams, Jr., M.D.

Virginia Whitfield
President
Waynesboro, MS

Tupelo, Mississippi Region

Tal Braddock
Region President

Ruvene Senter
President
Fulton, MS

John Blumer
Carl Comer
Thomas W. Francis
Thomas H. Kline
Isaac Riley
Stacy B. Russell
Billy J. Sheffield
Gene Sisk
Steven E. Staub
Jerry Stubblefield

Rhonda Tigner
President
Mantachie, MS

Thomas Bishop
Terry Farris
David H. Knight
John H. McFerrin
Karen Camp McFerrin
Jimmy H. Pearce
DeWayne Thornton
Kelton Wayne Wilburn

Mike Gregory
President
Pontotoc County, MS

William Basden
Betty Duke
Billy Johnson
Ken Nowlin
Bobby Pannell
Calvin Young

Mark Burleson
President
Tupelo, MS

Dwayne Blackmon
Roger A. Bland
Pat Caldwell
Grace Strickland Clark
R. B. Dossett, Jr.
Sara M. Fox
Chauncey R. Godwin, Jr.
Jimmy Hamilton, M.D.
James Kenneth Harvey, M.D.
W. Reed Hillen
David H. Irwin, M.D.
James C. Long
Denotee Martin
William Hughes Milam, M.D.
Sam G. Patterson
Greg Pegues
John R. Sanders, M.D.
John G. Wheeler
J.W. Williamson, M.D.

Yvonne Vance
President
Oxford, MS Division

John Burchfield
President
Batesville, MS

Andy Garrott, D.D.S.
C. Fred Graves, III
J. Boyd Ingram
Steven Gray McCord
Leonard Morris

David Guyton
President
Oxford, MS

Lawrence E. Chandler
Albert P. "Sonny" Grantham
Michael L. King, M. D.
Floyd L. Martin
Jesse P. Phillips
Christeen M. Shivers
Brent Smith
Leonard E. Thompson

Howard Patterson
President
Senatobia, MS

William L. Alford, D.D.S.
James M. Ferguson
Joseph L. Hill
James A. May
Roberta W. Mayfield
John R. Price, III
Lowrey Veazey
Julian Paul White

Arkansas Region

John Robert Graves
Region President

Jim Jordan
President
Camden, AR

Eugene D. Bramblett
Elaine Berg Eckert
Thomas E. Hill
Richard Robertson
Joe M. Rogers, Sr.
Joe M. Rogers, Jr.

Andy Hughes
President
El Dorado, AR

Elaine R. Deming
Barry Felton
Joseph Hickey
Richard H. Mason
Robert M. Reynolds
Carolyn Tennyson
Srini Vasan, M.D.

Jim Patridge
President
Fort Smith, AR

George Fisher
Jim Harwood
A.S. Koenig, III
John R. Meyers
J. R. Minish
Carolyn Moore
Jim Nunnelee
Jerry Orler
Linda Schmidt
William P. Senneff
Charles Shuffield
Bobby Stephens
Bennie B. Westphal

Kathy Struckman
President
Hope, AR

Peggy Comer
Mike Cox
Clark Crellin
George T. Frazier
Leola Graves
Ronnie Kidd
Hillman Koen
Mitchell LaGrone
Mike Puckett
James L. Taylor
John A. Wilson

Robert Althoff
President
Little Rock, AR

Gus Blass, III
William L. Cravens
Jeff Fox
Robert Taylor Gammill, Jr.
Keith J. Jackson
Richard N. Massey
Richard D. Parker

Steve Nipper
President
Magnolia, AR

Larry Burrow
Kathy Dickson
Richard G. Murphy
J. Mark Taylor
Chris Weiser

Judy Sanders
President
Melbourne, AR

William Wesley Arnold
Brenda K. Barnes
Thomas C. Colegrove
James O. Miller

Robert M. Koch
President
Stuttgart, AR

Jack B. Coker
Wanda N. Hartz
Jerry J. Hoskyn
Ben Myers
Robert Petter, Sr.
Randall Snider
John E. Stephens
Ralph H. Wilson, O.D.

Texas & Louisiana Region

Gordon Lewis
Region President

L. J. Holland
President
Monroe, LA

Robert Wayne Coons
John Hoychick, Jr.
A. Eugene Montgomery, III
Guy C. Pardue
Richard R. Storms

Jerry Fielder
President
Shreveport, LA

William R. Hargrove
Loy B. Moore
Richard H. Sale
Sam Trombetta

Timmie Thames
President
Rayville, LA

Glenn Bickerdike
President
Marshall, TX

Stan Sisco
President
Nacogdoches, TX

Roy Blake, Jr.
Hank Crouse
J. R. Honea
Arthur Leo Speck, M.D.
Dan Stansel
Joe Still
Craig Stripling
Roger Van Horn, D.D.S.

Steve Wiggs
President
Texarkana, TX

Mason Andres
James M. Carlow
Steve L. Conner
Lucille Cook
Joe Connor Hart
Linn Mayo
A. L. McElmurry
Jim McKinney
Donald N. Morriss
Harold Trammell
Graton White

In Memoriam



Richard S. Thomson
Director 1984 - 1994
Director Emeritus 1994 - 2003

Richard Thomson joined the Board of Directors of First Mississippi National Bank in Hattiesburg in 1984 and became a director of BancorpSouth with the merger of the two banks in 1986. We respected his advice, counsel and friendship through his 20 years of service as a director and director emeritus.

Forward-Looking Statements. Certain statements contained in this Annual Report may not be based on historical facts and are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by their reference to a future period or periods or by the use of forward-looking terminology, such as "anticipate," "believe," "estimate," "expect," "foresee," "may," "might," "will," "would" or "intend." These forward-looking statements include, without limitation, those relating to the Company's growth strategies and growth opportunities, financial products and services, mortgage originations and mortgage servicing rights, expansion of branch operations, centralized back office technology platform, shareholder value, diversification of revenue stream, profitability, noninterest revenue, customer relationships and customer service, trust and asset management growth, pooled investment services, Check 21, net interest revenue, interest rate sensitivity, credit quality and credit losses, liquidity, net interest margin, future acquisitions, market risk, critical accounting policies, life insurance premium revenue, additional share repurchases under the Company's April 2003 stock repurchase program, provision and allowance for credit losses, pension and other post-retirement benefit amounts, the performance of Wright & Percy Insurance and Ramsey, Krug, Farrell & Lensing, Inc., the Company's competitive position, legal and regulatory limitations, prepayment of the Company's junior subordinated debt securities, the effect of certain potential legal claims on the Company's financial position, amortization expense, off-balance sheet commitments and other arrangements to extend credit and contractual obligations.

We caution you not to place undue reliance on the forward-looking statements contained in this Annual Report in that actual results could differ materially from those indicated in such forward-looking statements due to a variety of factors. These factors include, but are not limited to, changes in economic conditions and government fiscal and monetary policies, fluctuations in prevailing interest rates, effectiveness of the Company's interest rate hedging strategies, the ability to maintain credit quality, the ability of the company to provide and market competitive products and services, changes in the Company's operating or expansion strategy, geographic concentration of the Company's assets, availability of and costs associated with maintaining and/or obtaining adequate and timely sources of liquidity, laws and regulations affecting financial institutions in general, the ability of the Company to compete with other financial services companies, the ability of the Company to identify, consummate, and integrate acquisitions and investment opportunities, the ability of the Company to operate and integrate new technology, the ability of the Company to manage its growth and effectively serve an expanding customer and market base, the ability of the Company to attract, train, and retain qualified personnel, changes in consumer preferences, the ability of the Company to repurchase its common stock on favorable terms, the ability of the Company to collect amounts due under loan agreements, legislation and court decisions related to the amount of damages recoverable in legal proceedings, possible adverse rulings, judgments, settlements and other outcomes of pending litigation, other factors generally understood to affect the financial results of financial services companies, and other risks detailed from time to time in the Company's releases, Annual Report or Form 10-K for the year ended December 31, 2003 and other filings with the Securities and Exchange Commission. The Company undertakes no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date on which such statements were made.

BancorpSouth, Inc.

BancorpSouth, Inc. is a bank holding company with one subsidiary bank, BancorpSouth Bank. The Bank is a commercial and retail banking business with banking locations in Mississippi, Tennessee, Alabama, Arkansas, Louisiana and Texas. The Bank also provides personal and corporate trust, agency and investment services. Wholly-owned subsidiaries are engaged in consumer lending, investment brokerage and the sales of insurance products.

Corporate Headquarters
One Mississippi Plaza
201 South Spring Street
Tupelo, MS 38804

Annual Meeting
9:30 a.m., April 28th, 2004
BancorpSouth Center
375 East Main Street
Tupelo, MS 38804

Common Shares
Traded on the New York Stock Exchange
Symbol: BXS

Transfer Agent and Registrar
SunTrust Bank
P.O. Box 4625,
Atlanta, GA 30302
Phone: 800-568-3476

Independent Auditors
KPMG LLP
Memphis, TN

Legal Counsel
J. Patrick Caldwell
Riley, Caldwell, Cork & Alvis, P.A.
Tupelo, MS

Waller Lansden
Dortch & Davis, PLLC
Nashville, TN

Subsidiaries
BancorpSouth Bank and its wholly-owned subsidiaries

- Century Credit Life Insurance Company
- Personal Finance Corporation
- BancorpSouth Insurance Services, Inc.
- BancorpSouth Investment Services, Inc.
- BancorpSouth Municipal Development Corporation

Web Site
www.bancorpsouth.com

Dividend Reinvestment Plan
Shareholders of the Company are eligible to participate in the Dividend Reinvestment Plan. Under the terms of the Plan, common stock of the Company may be purchased by reinvesting common stock cash dividends.
For additional information contact the Transfer Agent.

2003 Form 10-K
Copies of the Company's Form 10-K as filed with the Securities and Exchange Commission will be available to shareholders upon request after March 16, 2004. Shareholders wishing to receive a copy should write to:
L. Nash Allen, Jr., Treasurer and Chief Financial Officer, BancorpSouth, Inc.
P.O. Box 789, Tupelo, MS 38802

An Equal Opportunity Employer

BancorpSouth®

One Mississippi Plaza
Tupelo, Mississippi 38804

www.bancorpsouth.com